Filed Pursuant Rule 424(b)(2)
Registration No. 333-121258

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Tarragon Corporation

$62,000,000

8% SENIOR CONVERTIBLE NOTES DUE 2009 AND THE
COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     This prospectus relates to $62,000,000 aggregate principal amount of our 8% Senior Convertible Notes due 2009 and the shares of our common stock issuable upon conversion of such notes. The selling securityholders identified in this prospectus may use this prospectus to resell the notes and/or the common stock issuable upon the conversion of the notes.

     The notes bear interest at a rate of 8% per year, payable semi-annually on March 15 and September 15 of each year, and mature on September 16, 2009. The notes are convertible at a conversion ratio of 54.4662 shares of our common stock per $1,000 note, which reflects an initial conversion price of $18.36 per share, subject to certain adjustments. On or after September 16, 2007, we have the right to redeem the notes for cash, in whole or in part, upon written notice, if such notice is given within 15 trading days after the end of any period of 30 consecutive trading days in which the closing price of our common stock on the NASDAQ equals or exceeds 150% of the applicable conversion price for 20 of those 30 trading days, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any. Upon the occurrence of a fundamental change, holders of the notes may require us to repurchase the notes for cash at a purchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, plus, under certain circumstances, a make-whole premium.

     The notes are our general senior, unsecured obligations, and rank equally in right of payment with our other current and future unsubordinated, unsecured indebtedness and senior in right of payment to our current and future subordinated indebtedness. The notes are not guaranteed by any of our subsidiaries.

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of our common stock issuable upon conversion of the notes. See “Plan of Distribution.” The notes and shares of our common stock issuable upon conversion of the notes, if any, may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

     Our common stock is traded on the NASDAQ National Market System under the symbol “TARR.” On January 14, 2005, the closing price of our common stock on the NASDAQ was $25.13 per share. The notes are eligible for trading in the PORTALSM Market.

     Investing in our securities involves risk. See “Risk Factors” beginning on page 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 24, 2005.

FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are based on our current expectations, estimates, forecasts and projections about the industries in which we operate, our beliefs, and assumptions that we have made based on our current knowledge. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of us. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and/or variations of such words and similar expressions are intended to identify our forward-looking statements. These statements are not guarantees of future performance and involve many risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may be materially different from what is expressed or forecast in our forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     The risks, uncertainties and assumptions that are involved in our forward-looking statements include:

•	general industry, economic and market conditions particularly with regard to apartment property occupancy, rental growth rates, prevailing rental rates and competition in the markets where our rental properties are concentrated;

•	the effects of fluctuating interest rates, and the pricing and availability of mortgage financing;

•	our substantial indebtedness and high leverage which could adversely affect our financial health and prevent us from fulfilling our obligations under the notes;

•	an increase in competition for tenants and home purchasers or a decrease in demand by tenants and home purchasers;

•	the adoption, on the national, state or local level, of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations and increased real estate taxes;

•	opposition from local community or political groups with respect to development or construction at a particular site;

•	construction delays or cost overruns, either of which may increase project development costs;

•	our ability to obtain zoning, occupancy and other required governmental permits and authorizations;

•	our ability to sell our older, under-performing properties when necessary for cash flow purposes;

•	our ability to identify and secure additional apartment properties and sites that meet our criteria for future acquisition or development; and

•	all of the other risk factors discussed under the heading “Risk Factors” in this prospectus.

     These are representative of the risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially from what is expressed or forecast in forward-looking statements. In addition, such statements could be affected by local, national and world economic conditions and political events, including the global economic slowdown and fluctuations in interest and currency exchange rates. For a further description of the risks, uncertainties and assumptions that could cause actual results to differ materially from our forward-looking statements, see “Risk Factors.”

PROSPECTUS SUMMARY

     The following summary highlights some of the information contained elsewhere in this prospectus or in documents incorporated by reference herein. It is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial data and related notes incorporated by reference herein, before making any investment decisions. As used in this prospectus, the terms “Tarragon,” “the Company,” “we,” “us,” and “our,” refer to Tarragon Corporation, formerly Tarragon Realty Investors, Inc., together with our predecessors and subsidiaries.

The Company

     We are a real estate owner, developer and homebuilder with over 30 years of experience in the real estate industry. We operate through two business segments: our Investment Division and our Homebuilding Division.

     Through our Investment Division, we own, acquire and operate residential and commercial rental properties, including almost 5,000 garden apartment homes in communities we developed. We actively manage our communities to maximize our net operating income and selectively acquire, develop, refinance and sell properties to maintain or enhance the quality and income-generating capacity of our portfolio. We strategically utilize leverage, with a preference toward securing longer-term, non-recourse, fixed-rate debt. As of September 30, 2004, our Investment Division included approximately 14,000 apartments and approximately 1.4 million square feet of commercial space.

     Through our Homebuilding Division, we design, build, renovate and market high-quality mid- and high-rise condominiums, townhomes and, to a lesser extent, detached single-family residences and lots. We specialize in high-density, urban in-fill markets characterized by pent-up demand or strong population and income growth. Currently, we conduct homebuilding operations in four core markets — Florida, Tennessee, Texas and the Northeast (principally comprising New Jersey, Connecticut, and more recently, New York). As of September 30, 2004, we were actively marketing homes for sale in 16 communities. We either owned or had under construction approximately 3,100 homes, with an additional 3,805 units in our development pipeline. We consider a project to be in our “development pipeline” when we have secured site control, completed a preliminary feasibility study and commenced drawing preliminary plans.

     In each business segment, our principal objectives are to improve our profitability and cash flow and to maintain or improve our position as one of the leading rental community operators and developers in our core markets. In order to achieve these objectives, we capitalize on the growth potential in our development pipeline and in our core markets. We also maintain a diversified residential development platform, including both rental and for-sale operations, as well as across many distinct for-sale product types. We have expanded our investment portfolio through both development and acquisitions, and we seek to enhance the value of that portfolio through intensive management, consistent capital improvements and programs to optimize revenue.

     We were incorporated in Nevada on April 2, 1997. We are the ultimate successor in interest to Vinland Property Trust, a California business trust formed in July 1973, and National Income Realty Trust, also a California business trust, organized in October 1978.

     Our common stock is traded on the NASDAQ National Market System under the symbol “TARR.” Our principal executive offices are located at 1775 Broadway, 23rd Floor, New York, New York 10019, and our telephone number is 212-949-5000.

The Offering

     This prospectus relates to the offer and sale by the selling securityholders identified in this prospectus of up to $62 million in aggregate principal amount of our 8% Senior Convertible Notes due 2009 (or the “notes”), and/or the shares of our common stock issuable upon conversion of the notes.

     We issued and sold $50,000,000 in aggregate principal amount of the notes on September 16, 2004. We issued an additional $12,000,000 in aggregate principal amount of the notes in a follow-on offering on November 19, 2004. The notes were sold to Lazard & Fr è res Co. LLC, as the initial purchaser, in transactions that were exempt from the registration requirements of the Securities Act of 1933. The initial purchaser resold the notes to persons reasonably believed to be “qualified institutional buyers” as defined in Rule 144A under the Securities Act.

     The following is a summary of the material terms of the securities offered under this prospectus:

Securities Offered	Up to $62 million in aggregate principal amount of 8% senior convertible notes due September 16, 2009 and/or the shares of our common stock issuable upon conversion of such notes.

Maturity Date	September 16, 2009

Interest	8% per annum, payable semi-annually in arrears on each March 15 and September 15, commencing on March 15, 2005, computed on the basis of a 360-day year of twelve 30-day months.

Ranking	The notes are our general, unsecured unsubordinated obligations and rank:

• equally with all of our existing and future senior unsecured indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness;

• effectively junior to all of our existing and future secured indebtedness to the extent of such security;

• effectively junior to all existing and future indebtedness, preferred stock and liabilities of our subsidiaries.

Conversion Rights	Convertible into shares of our common stock at a conversion rate of 54.4662 shares per $1,000 principal amount of notes (equal to an initial conversion price of $18.36 per share), subject to adjustments in certain events.

Optional Redemption	We may redeem any of the notes on or after September 16, 2007, and before the maturity date, at our option, in whole or in part, upon not less than 30 days’ nor more than 60 days’ prior written notice, if such notice is given within 15 trading days after the end of any 30 consecutive trading day period in which the closing price of our common stock equals or exceeds 150% of the applicable conversion price for 20 out of those 30 consecutive trading days, for cash at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest. See “Description of the Notes — Optional Redemption.”

Fundamental Change	If a “fundamental change” occurs prior to maturity, we may be required to purchase all or part of the notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest. We will satisfy our repurchase obligation with respect to the principal amount of the notes to be repurchased in cash plus, under certain circumstances, a make-whole premium. See “Description of the Notes — Fundamental Change Repurchase.”

Covenant Regarding Borrowing Availability	There must be available for borrowing in margin accounts at one or more registered broker dealers a number of shares of our common stock equal to the “required availability” set forth in the indenture. If such availability does not exist, an “availability default” will occur and we will be required to pay additional interest on the notes as set forth in “Description of the Notes — Covenant Regarding Borrowing Availability.”

Registration Rights	We have filed a shelf registration statement with the SEC, of which this prospectus is a part, covering the resale of the notes and the common stock issuable upon conversion of the notes. We have agreed to keep the shelf registration effective until such time as all securities covered by the registration statement have been sold or the expiration of the required holding period with respect to the notes and the underlying common stock under Rule 144(k) under the Securities Act of 1933. We have agreed to pay liquidated damages to the holders of the notes or the common stock issued upon conversion of the notes if we do not comply with these registration requirements. See “Description of the Notes — Registration Rights.”

NASDAQ National Market Symbol For Our Common Stock	Our common stock is traded on the NASDAQ National Market under the symbol “TARR.”

PORTALSM Listing	The notes are eligible for trading in the PORTALK Market.

Use of Proceeds	We will not receive any of the proceeds from this offering.

Summary Financial Information

     Our consolidated financial data for the period from January 1, 2002 through December 31, 2003 are derived from our consolidated financial statements, which have been audited by Grant Thornton LLP. Our consolidated financial data for the period from January 1, 1999 through December 31, 2001 are derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP. Arthur Andersen LLP has ceased operations and has not consented to the incorporation of its report by reference in this registration statement. For a discussion of the risks relating to Arthur Andersen LLP’s audit of our financial statements, see “Risk Factors — You may be unable to pursue any legal claims against Arthur Andersen LLP, our former independent public accountants.” The consolidated financial data for the nine months ended September 30, 2003 and 2004 are derived from our unaudited consolidated financial statements and include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of the financial results for these periods.

     Our operating results for the nine months ended September 30, 2004 are not necessarily indicating of the results that may be expected for the full year ending December 31, 2004.

     You should read the following selected historical consolidated financial information along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Dollar amounts are in thousands, except per share data.

	For the Nine Months
	Ended September 30		For the Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
OPERATING DATA

Rental revenue	$73,162	$61,965	$84,051	$80,362	$84,020	$86,990	$72,977
Homebuilding sales revenue	135,062	35,135	56,279	26,179	25,950	6,704	—
Total revenue	208,892	97,502	141,252	107,121	110,488	94,070	73,588

Equity in income <loss> of partnerships and joint ventures	5,713	6,276	22,476	16,642	7,719	16,081	<716>

Net gain on sale of real estate Presented in income from continuing operations	378	1,223	1,223	1,258	4,994	8,031	11,969
Presented in discounted operations	2,666	16,590	23,118	6,540	—	—	—

Income (loss) from continuing operations	$20,361	$(6,668)	$7,977	$(580)	$903	$9,655	$5,701
Net income	$23,014	$10,066	$31,194	$5,459	$1,229	$6,958	$5,257

Earnings per common share(1)
Income (loss) from continuing operations allocable to common stockholders	$1.32	$(0.49)	$0.50	$(0.08)	$0.02	$0.56	$0.34
Net income allocable to common stockholders	$1.50	$0.65	$2.08	$0.32	$0.04	$0.40	$0.31

Earnings per common share – assuming dilution(1)
Income (loss) from continuing operations allocable to common stockholders	$1.15	$(0.49)	$0.43	$(0.08)	$0.02	$0.55	$0.34
Net income allocable to common stockholders	$1.30	$0.65	$1.80	$0.32	$0.04	$0.39	$0.31
Cash dividends per common share(1)	—	—	—	—	—	—	$0.19

BALANCE SHEET DATA

Real estate held for investment	$525,739	$400,294	$395,095	$427,989	$373,501	$395,351	$253,595
Real estate held for sale	—	—	—	7,538	29,232	29,558	51,729
Homebuilding inventory	267,029	102,054	97,234	31,632	31,412	37,926	—
Investments in and advances to partnerships and joint ventures	34,425	53,578	81,765	29,102	31,297	29,882	48,834
Cash and cash equivalents	17,867	21,563	21,626	18,023	8,989	4,141	3,951
Total assets	1,058,420	617,788	623,817	540,224	4503,770	520,932	379,065
Notes, debentures and interest payable	850,633	484,681	471,262	428,926	399,956	426,285	287,767
Stockholders’ equity	130,581	83,285	103,328	73,733	73,118	74,126	72,993
Book value per common share(1)	7.90	5.10	6.51	4.53	4.33	4.28	4.01

      (1) Per share data has been restated to give effect to the 10% stock dividends declared in December 2000 and December 2001, a three-for-two stock split in February 2003, and a five-for-four stock split in January 2004.

RISK FACTORS

     An investment in the notes involves a high degree of risk. You should carefully consider the following risk factors in addition to the other information contained in this prospectus. The risks described below are not the only ones we face. Other risks, including those that we do not consider material or may not currently anticipate, may impair our business or affect your investment in the notes and/or our common stock.

Risks Related to the Securities Offered and Our Capital Structure

Our substantial indebtedness and high leverage could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

     We have substantial indebtedness and debt service requirements. As of September 30, 2004:

•	our total consolidated indebtedness was $860 million (as adjusted to reflect issuance of additional $12 million of notes);

•	our total indebtedness in unconsolidated partnerships and joint ventures was $248.9 million;

•	total indebtedness represented 84.9% of our total capitalization; and

•	we had up to approximately $34.6 million available for borrowing under various revolving credit facilities.

     Our high degree of leverage could have important consequences to you, including the following:

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	our ability to satisfy our obligations with respect to the notes may be impaired in the future;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate or other purposes may be impaired in the future;

•	certain of our borrowings are and will continue to be at variable rates of interest, which will expose us to the risk of increased interest rates; and

•	it may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

     The indenture governing the notes contains no restriction on our ability to incur additional indebtedness. Our secured credit facilities and the agreements governing our other indebtedness limit, but do not prohibit, us or our subsidiaries from incurring significant additional indebtedness in the future, which may be secured or rank equally with or mature prior to the maturity date of the notes. Therefore, these risks may intensify as we incur additional indebtedness.

Our secured creditors, including the lenders under our various credit facilities and holders of our mortgage indebtedness, will be entitled to be paid in full from the proceeds of the sale of our pledged assets before such proceeds will be available for payment on the notes.

     The notes are our unsecured, unsubordinated obligations. In the event that our secured creditors, including the lenders under our various credit facilities and holders of our mortgage indebtedness, exercise their rights with respect to our pledged assets, they would be entitled to be repaid in full from the proceeds of those assets before those proceeds would be available for distribution to our other senior creditors, including the holders of the notes. At September 30, 2004, we had $797.1 million of secured indebtedness outstanding. The indenture governing the notes does not restrict our ability to incur additional secured indebtedness. In addition, if we are involved in a bankruptcy, liquidation, dissolution, reorganization, or similar proceeding or upon a default in payment on, or the acceleration of, any indebtedness under our secured indebtedness, the assets that secure such indebtedness will be available to pay obligations on the notes only after such secured indebtedness has been paid in full from those assets. We may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

Our subsidiaries and joint ventures have not guaranteed the notes.

     The assets of our subsidiaries and joint ventures are subject to the prior claims of all their creditors, including trade creditors and holders of mortgage indebtedness. In the event of a bankruptcy, liquidation, dissolution, reorganization, or similar proceeding of any of our subsidiaries or joint ventures, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from assets of those subsidiaries and joint ventures before any assets are made available for distribution to us or to the note holders. At September 30, 2004, our subsidiaries and joint ventures had a total of $1.1 billion of outstanding liabilities, including trade payables, but excluding intercompany indebtedness, and held $1.0 billion of our consolidated assets.

We are largely dependent on our subsidiaries and our joint ventures for our cash flow. If our subsidiaries and joint ventures are unable to make sufficient payments to us, we may be unable to satisfy our obligations under the notes.

     Our subsidiaries and joint ventures conduct a material amount of our operations and directly own a material amount of our assets. Therefore, our operating cash flow and ability to meet our debt obligations, including with respect to the notes, and pay dividends, including dividends on our common stock issuable upon conversion of the notes, will largely depend on the cash flow provided by our subsidiaries and joint ventures in the form of dividends and other payments to us as a shareholder, equity holder, service provider or lender. The ability of our subsidiaries and joint ventures to make such payments to us will depend on their earnings, tax considerations, legal restrictions and restrictions under their indebtedness, although they currently are not subject to any such restrictions. If our subsidiaries and joint ventures are unable to make sufficient payments to us, we may be unable to satisfy our obligations with respect to the notes.

A substantial portion of our indebtedness matures prior to the notes.

     Approximately $606.2 million of our consolidated indebtedness and $105.2 million of our total indebtedness in unconsolidated partnerships and joint ventures matures prior to the maturity date of the notes. We may not be able to repay our outstanding indebtedness when it comes due or refinance that indebtedness on terms that are favorable to us or at all. If we are unable to refinance indebtedness as it comes due, we may be forced to sell properties on unfavorable terms, possibly at a loss, and secured lenders may foreclose on assets securing their loans. In addition, a default in the repayment of an item of our indebtedness could result in an event of default under our other indebtedness, which could be accelerated by the holders of that indebtedness. If we cannot refinance our indebtedness, or negotiate favorable or acceptable terms to refinance such indebtedness, we may not be able to fulfill our obligations under the notes.

We may not be able to generate sufficient cash flow to meet our debt service obligations, including payments on the notes.

     Our ability to make scheduled payments of principal or interest on our indebtedness, including the notes, will depend on our future performance, which, to a certain extent, is subject to general economic conditions, financial, competitive, legislative, regulatory, political, business and other factors. We believe that cash generated by our business will be sufficient to enable us to make our debt payments, including payment on the notes, as they become due. However, if our business does not generate sufficient cash flow or future borrowings are not available in an amount sufficient to enable us to service our indebtedness, or to fund our other liquidity needs, we may not be able to fulfill our obligations under the notes.

The restrictive covenants associated with our outstanding indebtedness may limit our ability to operate our business.

     Our existing indebtedness contains various covenants that limit or restrict, among other things, subject to certain exceptions, creation of liens, mergers, consolidations, dispositions of assets, dividends, redemptions of capital stock, changes in business or accounting, transactions with affiliates and certain other transactions or business activities. In addition, a number of our debt agreements contain covenants that require us to maintain financial ratios. If we fail to comply with these covenants, we may be in default, and that existing indebtedness can be accelerated so it becomes immediately due and payable.

The notes do not contain certain restrictive covenants, and there is limited protection in the event of a fundamental change.

     The indenture does not limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness. The absence of these restrictive covenants means that holders of our notes are not protected in the event of a highly leveraged transaction or other similar transaction that may adversely affect you. In addition, the requirement that we offer to repurchase the notes upon a fundamental change is limited to the transactions specified in the definition of a “fundamental change” under “Description of the Notes — Fundamental Change Repurchase.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of the notes or our common stock but would not constitute a fundamental change.

We may not be able to fulfill our repurchase obligations in the event of a fundamental change.

     If events occur that constitute a fundamental change for purposes of the notes, the holders of the notes may require us to purchase up to all of the notes then outstanding. This repurchase would be at a price, in cash, equal to 100% of the aggregate principal amount of the notes plus accrued and unpaid interest, together with a make-whole amount, under certain circumstances. In any event, we may not be able to obtain sufficient funds to make all required repurchases. For more information regarding the fundamental change provisions in the notes, see “Description of the Notes — Fundamental Change Repurchase.”

There is no current public market for the notes, and if a market does develop, the price of the notes could be subject to volatility.

     We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system, although the notes that have been sold to qualified institutional buyers are eligible for trading in the PORTALSM market. We have been advised by the initial purchaser that it currently intends to make a market in the notes, however, it is not obligated to do so, and any such market-making activities may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the notes. If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than their initial offering price, depending upon many factors, including prevailing interest rates, our operating results, and the markets for similar securities. Historically, the market for non-investment grade securities has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. There can be no assurance that if a market for the notes were to develop, such a market would not be subject to similar disruptions.

We may be subject to laws relating to fraudulent conveyance.

     Various fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court to subordinate or void the notes in favor of our other existing and future creditors. If a court, in a lawsuit on behalf of any of our unpaid creditors or a representative of those creditors, were to find that, at the time we issued the notes, we:

•	intended to hinder, delay, or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or did not receive fair consideration or reasonably equivalent value for issuing the notes; and

•	were insolvent;

•	were rendered insolvent by reason of that issuance;

•	were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our business; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay as they matured,

the court could void our obligations under the notes. Alternatively, the claims of the holders of the notes could be subordinated to claims of the other creditors.

     The measures of insolvency for purposes of these fraudulent conveyance laws vary depending upon the law applied in any proceeding to determine whether a fraudulent conveyance has occurred. Generally, however, we would be considered insolvent if:

•	the sum of our debts, including contingent liabilities, was greater than the fair saleable value of all of our assets;

•	the present fair saleable value of our assets was less than the amount that would be required to pay our probable liability on our existing debts, including contingent liabilities, as they become absolute and mature; or

•	we could not pay our debts as they become due.

     Based upon financial and other information currently available to us, we believe:

•	the notes were issued for proper purposes and in good faith;

•	we were solvent after issuing the notes;

•	we are able to pay our debts as they mature after issuing the notes; and

•	we do not have unreasonably small capital for the business in which we are engaged.

     We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

There are restrictions on transfers of the notes and the common stock issuable upon conversion of the notes.

     We have filed a shelf registration statement, of which this prospectus is a part, covering the resale of the notes and the shares of common stock issuable upon conversion of the notes. Until this registration statement is declared effective, the notes and the common stock issuable upon conversion may not be offered or sold except pursuant to an exemption from registration under the Securities Act and applicable state laws or in a transaction not subject to these laws. The registration may not be available to holders at all times or for all purposes. In addition, selling holders may be subject to liability under the Securities Act in connection with any material misstatements or omissions contained in the registration statement. See “Description of the Notes — Registration Rights.”

Because the notes are represented by global securities registered in the name of a depositary, you are not a “holder” under the indenture, and your ability to transfer the notes could be limited.

     The notes are represented by one or more global securities registered in the name of Cede & Co. as nominee for The Depository Trust Company. Except in certain limited circumstances, owners of beneficial interests in the global securities are not entitled to receive physical delivery of the notes in certificated form and are not considered “holders” of the notes under the indenture for any purpose. Instead, those owners must rely on the procedures of DTC and its participants to protect their interests under the indenture. In addition, because the laws of some states require that certain persons take physical delivery in definitive form of securities that they own, such owners may be unable to transfer their notes to those persons. See “Description of the Notes 3/4 Book-Entry, Delivery and Form.”

The market price for our common stock may be highly volatile.

     The market price for our common stock may be highly volatile. A variety of factors may have a significant impact on the market price of our common stock, including:

•	the publication of earnings estimates or other research reports and speculation in the press or investment community;

•	changes in our industry and competitors;

•	our financial condition, results of operations and prospects;

•	any future issuances of our common stock, which may include primary offerings for cash, issuances in connection with business acquisitions, and the grant or exercise of stock options from time to time;

•	general market and economic conditions; and

•	any outbreak or escalation of hostilities.

     In addition, the NASDAQ National Market can experience extreme price and volume fluctuations that can be unrelated or disproportionate to the operating performance of the companies listed on NASDAQ. Broad market and industry factors may negatively affect the market price of our common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business.

     Volatility in the market price of our common stock may make it more difficult for you to sell the common stock you receive on conversion of the notes. In addition, because the notes are convertible into our common stock, subject to satisfaction of certain specified conditions, the value of the notes will likely also be affected by the factors summarized above.

The holders of our common stock may experience a dilution in the value of their equity interest as a result of the issuance and sale of additional shares of our common stock.

     A substantial number of shares of our common stock may be issued by us in future public and private transactions and upon any conversion of the notes. No predictions can be made as to the effect, if any, that the issuance and availability for future issuance of shares of our common stock will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or conversion of the notes), or the perception that such issuance or sales could occur, could adversely affect the prevailing market price for our common stock and could impair our future ability to raise capital through an offering of equity securities.

Shares of our common stock eligible for public sale could adversely affect the market price of our common stock.

     The market price of our common stock could decline as a result of sales of a large number of shares in the market or market perception that such sales could occur, including sales or distributions of shares by one or more of our large stockholders or by our controlling stockholders. As of September 30, 2004 there were 15,377,760 shares of our common stock outstanding. Of those shares, 7,158,948 were held by our controlling shareholders, Mr. and Mrs. William S. Friedman and their affiliated entities and a further 509,194 were held by our other executive officers and directors. The number of shares that could be offered for sale by holders of the notes, assuming conversion of all of the outstanding notes, is 3,376,904 based upon a conversion factor of 54.4662 shares per $1000 in principal amount of notes. Upon issuance, such shares would constitute approximately 18% of the then issued and outstanding shares of our common stock which, if all were made available for sale at the same time, would likely affect the market price of our common stock. These stockholders may sell such shares subject to compliance with applicable federal and state securities laws. See “Plan of Distribution.”

We have a substantial number of stock options exercisable into our common stock outstanding and have the ability to grant a substantial number of stock options in the future under currently-effective benefit plans.

     As of September 30, 2004, we had granted options to purchase approximately 2.8 million shares of our common stock under our equity participation plans to our directors, officers, key employees and consultants and had approximately 2.6 million shares available for future grant. The exercise of outstanding options or the future issuance of options (and the exercise of those options) or restricted stock could dilute the beneficial ownership of holders of our common stock.

Our governing documents contain anti-takeover provisions that may make it more difficult for a third party to acquire control of us.

     Our Articles of Incorporation contain provisions designed to discourage attempts to acquire control of the company by merger, tender offer, proxy contest, or removal of incumbent management without the approval of our Board of Directors. As a result, a transaction which otherwise might appear to be in your best interests as a stockholder could be delayed, deferred, or prevented altogether, and you may be deprived of an opportunity to receive a premium for your shares over prevailing market prices. The provisions contained in our Articles of Incorporation include:

•	the requirement of an 80% vote to make, adopt, alter, amend, change, or repeal our Bylaws or certain key provisions of the Articles of Incorporation that embody, among other things, the aforementioned anti-takeover provisions;

•	the requirement of a 66.66% super-majority vote for the removal of a director from our Board of Directors and certain extraordinary transactions; and

•	the inability of stockholders to call a meeting of stockholders.

     As of September 30, 2004, our Board of Directors and management beneficially own approximately 56.1% of our outstanding common stock. In light of this, these anti-takeover provisions could help entrench the Board of Directors and may effectively give our management the power to block any attempted change in control.

Risks Related to Our Homebuilding Business

We are subject to risks associated with construction and development.

     Development and construction activities, with respect to both for-sale and rental communities, entail a number of risks, including but not limited to the following:

•	we may abandon a project after spending non-recoverable time and money determining its feasibility or obtaining regulatory clearance;

•	we may encounter opposition from local community or political groups with respect to development or construction at a particular site;

•	we may not be able to obtain, or may be delayed in obtaining, necessary zoning, occupancy and other required governmental permits and authorizations;

•	we may not be able to obtain sufficient financing on favorable terms, if at all;

•	construction costs may materially exceed our original estimates;

•	we may encounter shortages of lumber or other materials, shortages of labor, labor disputes, unforeseen environmental or engineering problems, work stoppages or natural disasters which could delay construction and result in substantial cost overruns; and

•	we may not complete construction and lease up on schedule.

     The occurrence of any one or more of the above could result in lower than expected returns or cash flows from properties under development, and we could lose some or all of our investment in those properties, which could have a material, adverse effect on our growth, our business and our results of operations.

The homebuilding industry is highly competitive.

     Homebuilders compete for, among other things, desirable properties, financing, raw materials and skilled labor. We compete both with large homebuilding companies, some of which have greater financial, marketing and sales resources than we do, and with smaller local builders. The consolidation of some homebuilding companies may create competitors that have greater financial, marketing and sales resources than we do and thus are able to compete more effectively against us. In addition, there may be new entrants in the markets in which we currently conduct business. We also compete for sales with individual resales of existing homes and with available rental housing.

Our future cash flows from our homebuilding division may be lower than expected.

     In the twelve months ended September 30, 2004, under the percentage-of-completion method of revenue recognition, we recognized $62.7 million of revenues from sales of homes that have not yet closed. Due to various contingencies, including delayed construction, cost overruns or buyer defaults, it is possible that we may receive less cash than the amount of revenue already recognized or the cash may be received at a later date than we expected, which could affect our profitability and ability to pay our debts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates - Revenue Recognition.”

Governmental laws and regulations may increase our expenses, limit the number of homes that we can build or delay completion of our projects.

     We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future in the states in which we operate. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety, and welfare issues, which can further delay these projects or prevent their development. As a result, our sales could decline and our costs could increase, which could negatively affect our results of operations.

Our homebuilding activities and condominium conversions expose us to risks associated with the sale of residential units.

     Our homebuilding and condominium conversion businesses entail risks in addition to those associated with development and construction activities, including:

•	market conditions in our target markets may change due to competitive, economic, demographic, geopolitical or other factors, most of which are outside of our control, that may affect demand for homes;

•	we may not be able to achieve desired sales levels at our homebuilding projects;

•	we are exposed to additional credit risk with respect to the individuals to whom we sell homes;

•	condominium conversions may require substantial legal process and costs, which may not be recovered;

•	customers may be dissatisfied with the homes we sell, which may result in remediation costs or warranty expenses;

•	we may be left with unsold inventory, which may result in additional losses due to write-downs in inventory, additional costs associated with carrying inventory, costs and inefficiencies associated with conversion of unsold units into rental units or sales of units for a significantly lower price than projected; and

•	the long lead-time of homebuilding projects and condominium conversion projects may result in delayed revenue recognition and difficulty in predicting whether there will be sufficient demand for our homes.

Risks Related to Our Business Generally

We are subject to all of the risks that affect real estate investors generally.

     General factors that may adversely affect our business, including the value of, and our income from, our real estate portfolio include:

•	a decline in the economic conditions in one or more of our primary markets;

•	an increase in competition for tenants and customers or a decrease in demand by tenants and customers;

•	increases in interest rates;

•	a general tightening of the availability of credit;

•	an increase in supply of our property types in our primary markets;

•	terrorist activities or other acts of violence or war in the United States or the occurrence of such activities or acts that impact properties in our real estate portfolios or that may impact the general economy;

•	possible losses from fire, flood, hurricane or other catastrophe;

•	the continuation or escalation of world geopolitical tensions; and

•	the adoption on the national, state or local level of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations and increased real estate taxes.

Increases in interest rates could materially increase our interest expense or could reduce our revenues.

     As of September 30, 2004, we had approximately $580.3 million of variable rate debt. In addition, we have $72.4 million of variable rate debt in unconsolidated partnerships and joint ventures. We may incur additional variable rate indebtedness in the future. Accordingly, increases in interest rates could materially increase our interest expense, which could adversely affect our results of operations and financial condition.

     In addition, many purchasers of our homes obtain mortgage loans to finance a substantial portion of the purchase price. In general, housing demand is adversely affected by increases in interest rates, housing costs and unemployment and by decreases in the availability of mortgage financing. This general tendency is intensified by the fact that prospective buyers of our homes may be required to sell a home prior to purchasing one of our homes, and buyers for those homes will often require mortgage financing. In addition, there have been discussions of possible changes in the federal income tax laws that would remove or limit the deduction for home mortgage interest. Because of the often long-term nature of any development project, condominium conversion or any other real estate investment, it may be difficult for us to adjust our business strategy quickly to compensate for any changes in effective mortgage interest rates. If effective mortgage interest rates increase and the ability or willingness of prospective buyers to finance home purchases is adversely affected, our operating results may also be negatively affected and could impair our ability to make payments on the notes.

Our net income has fluctuated in the past and may continue to do so in the future.

     Although our total annual revenues have increased between 1999 and 2004, we have also periodically experienced significant increases in our interest and depreciation expenses resulting from increases in mortgage indebtedness and property development and acquisitions. As reflected in our historical financial statements, unless such increased expenses are offset by gains from sales of real estate, our net income has tended to fluctuate from year to year during such five-year period. Our future net income may continue to fluctuate, especially as we expect to continue to actively engage in property development and mortgage refinancing activities. In particular, our homebuilding revenues may fluctuate as a result of the timing of the completion of projects and unit closings, seasonality of housing demand, the timing and seasonality of construction activity, the condition of the real estate market and the economy in general, material and labor costs and the availability and cost of mortgage financing.

     We may require significant additional financing that may not be available on commercially favorable terms, if at all.

     We depend primarily on external financing to fund the growth of our business. We intend to use substantial portions for:

•	new construction and development;

•	condominium conversions;

•	property acquisitions; and

•	working capital.

     In addition, when we develop a property as a rental property for our Investment Division, we will be required to obtain permanent financing to repay outstanding construction loans at the time the property is completed. We cannot predict whether additional sources of financing will be available in the future or the cost of such financing. Our access to debt or equity financing depends on lenders’ willingness to lend and on conditions in the capital markets, and we may not be able to secure additional sources of financing on commercially acceptable terms, if at all. A failure to obtain needed additional financing could have a material, adverse effect on the growth of our business and our results of operations and may force us to curtail our development activities or dispose of properties.

Property ownership through partnerships and joint ventures generally limits our control of those investments and entails other risks.

     We invest in a number of consolidated and unconsolidated joint ventures and partnerships in which our outside partners may have significant decision making power and voting rights. Partnership or joint venture investments involve risks not otherwise present for investments made solely by us, including the possibility that our partners might become bankrupt, might have or develop different interests or goals than we do, or might take action contrary to our instructions, requests, policies, or investment objectives. Another risk of partnership investments is the possibility of an impasse on decisions, such as a sale or refinance, or disputes with our partners over the appropriate pricing and timing of any sale or refinance. In addition, joint venture and partnership agreements typically contain provisions restricting the ability to transfer the interests in the joint venture or partnership and often contain “buy-sell” provisions, which, under certain circumstances, permit a partner to initiate an offer to buy the other partner’s interests or to sell its interests to the other partner, at the other partner’s option. Buy-sell provisions may result in us buying or selling interests in a project at a different time or at a different valuation than we otherwise would have chosen, and we may not have sufficient available funds to make a purchase pursuant to such provisions. There is no limitation under our organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.

     The rental activities of our Investment Division expose us to a number of risks associated with owning, managing and operating rental real estate.

     Our Investment Division’s rental real estate business entails a number of risks, including:

•	we are sensitive to market conditions in our rental markets, which may be affected by local or regional economic and demographic factors that affect demand for rental housing;

•	we may not be able to achieve sufficient occupancy levels to maintain profitability and service any indebtedness associated with our rental properties;

•	we are exposed to tenant credit risk;

•	we could be subject to the imposition of rent control or rent stabilization programs;

•	we are sensitive to competition within our markets, both from other rental properties and housing alternatives, including condominiums and single-family homes;

•	market conditions may force us to offer additional rental concessions and amenities in order to attract or retain tenants; and

•	our failure to comply with Americans with Disabilities Act and other similar laws could result in substantial costs.

We may not be able to sell our properties at the desired time or price.

     Because of the lack of liquidity of real estate investments generally, our ability to respond to changing circumstances may be impaired. Real estate investments generally cannot be sold quickly. In the event that we must sell assets to generate cash flow or to service indebtedness, we cannot predict whether there will be a market for those assets in the time period we desire or need to sell them, or whether we will be able to sell them at a price that will allow us to fully recoup our investment. We may not be able to realize the full potential value of our assets, and we may incur costs related to the early pay-off of the debt secured by such assets.

The regional concentration of our assets may increase the effects of adverse trends in those markets.

     A substantial number of our assets are located in four core markets: Florida, Tennessee, Texas and the Northeast. Deterioration in economic conditions in any of these specific markets, including business layoffs and downsizing, industry slowdowns, relocations or closings of businesses, geopolitical factors, changing demographics or oversupply of or reduced demand for real estate, may impair:

•	occupancy levels and rental rates in our investment portfolio;

•	our ability to attract new tenants and to collect rent from existing tenants;

•	our sales prices at homebuilding projects in those markets; and

•	our results of operations and cash flows.

Increased insurance costs and reduced insurance coverage may affect our results of operations and increase our potential exposure to liability.

     Partially as a result of the September 11 terrorist attacks, the cost of insurance has risen, deductibles and retentions have increased and the availability of insurance has diminished. Significant increases in our cost of insurance coverage or significant limitations on coverage could have a material adverse effect on our business, financial condition and results of operations from such increased costs or from liability for significant uninsurable or underinsured claims.

     In addition, there are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with landslides, earthquakes and other geologic events may not be insurable and other losses, such as those arising from terrorism or from the presence of mold in our rental properties or for-sale homes, may not be economically insurable. A sizeable uninsured loss could adversely affect our business, results of operations and financial condition.

We acquire new properties from time to time.

     We regularly consider acquiring additional properties for our investment portfolio or for conversion to condominiums. Acquisitions involve several risks, including but not limited to the following:

•	acquired properties may not perform as well as we expected or ever become profitable;

•	improvements to the properties may ultimately cost significantly more than we had estimated; and

•	the costs of evaluating properties that are not acquired cannot be recovered.

     If one or more property acquisitions are unsuccessful due to the above or other reasons, it may have a material adverse effect on our business and results of operations.

Fluctuations in real estate values may require us to write down the book value of our real estate assets.

     We are required under GAAP to assess the impairment of our long-lived assets and our homebuilding inventory whenever events or changes in circumstances indicate that the carrying value may not be recoverable as measured by the sum of the expected future undiscounted cash flows. Factors management considers that could trigger an impairment review include significant underperformance relative to minimum future operating results, significant change in the manner of use of the assets, significant technological or industry changes, or changes in the strategy for our overall business. When we determine that the carrying value of certain long-lived assets or homebuilding inventory may not be recoverable based upon the existence of one or more of the above impairment indicators, we then measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model. Any such impairment charges will be recorded as operating losses. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations - Critical Accounting Policies and Estimates — Asset Impairment.” Any material write-downs of assets could have a material adverse effect on our financial condition and earnings.

It may be difficult to succeed in new markets.

     We may make investments outside of our existing markets if appropriate opportunities arise. Impediments to our success in new markets include:

•	an inability to evaluate accurately local market conditions and local demand trends;

•	an inability to obtain land for development or appropriate acquisition opportunities;

•	an inability to hire and retain key local personnel; and

•	a lack of familiarity with local and regional regulatory processes and bodies.

     Failed projects as a result of expanding into new markets could have a material, adverse effect on our business and results of operations. Our historical experience in our existing markets does not ensure that we will be able to operate successfully in new markets.

We are subject to environmental laws and regulations, and our properties may have environmental or other contamination.

     Various federal, state, and local environmental laws, ordinances, and regulations subject property owners or operators to liability for the costs of removal or remediation of hazardous or toxic substances on real property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of, or the failure to properly remediate, such substances may adversely affect the value of a property, as well as our ability to sell or rent it or to borrow using that property as collateral. In addition, the particular environmental laws which apply to any given homebuilding site vary according to the site’s location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas, which could negatively affect our results of operations.

     In recent years there has been a widely-publicized proliferation of mold-related claims by tenants, employees and other occupants of buildings against the owners of those buildings. Mold-related claims are generally not covered by our insurance programs. When we identify any measurable presence of mold, whether or not a claim is made, we undertake remediation we believe to be appropriate for the circumstances encountered. For example, in our Vintage at Fenwick Plantation project in Charleston, South Carolina, shortly after project completion we discovered certain water intrusion conditions which resulted in mold growth. As part of its warranty obligations, our general contractor is paying for a remediation specialist to remove all living mold and prevent the future occurrence of water intrusion. There is little in the way of government standards, insurance industry specifications or otherwise generally accepted guidelines dealing with mold propagation. Although considerable research into mold toxicity and exposure levels is underway, it may be several years before definitive standards are available to property owners against which to evaluate risk and design remediation practices. We cannot predict the outcome of any future regulatory requirements to deal with mold-related matters.

Our success depends on key executive officers and personnel.

     Our success is dependent upon the efforts and abilities of our executive officers and other key employees, many of whom have significant experience in developing and repositioning residential and commercial properties. In particular, we are dependent upon the services of William S. Friedman, our Chairman of the Board of Directors and Chief Executive Officer, Robert C. Rohdie, a director and President and Chief Executive Officer of Tarragon Development Corporation, one of our wholly-owned subsidiaries, Robert P. Rothenberg, a director and our President and Chief Operating Officer and James M. Cauley, Jr., President of Tarragon South Development Corp., one of our wholly owned subsidiaries. The loss of the services of any of these executives or other key personnel, for any reason, could have a material adverse effect upon our business, operating results and financial condition.

Our principal stockholders effectively control corporate actions, and their interests may differ from yours.

     William S. Friedman, our Chairman of the Board and Chief Executive Officer, and his wife, Lucy N. Friedman, together with their affiliated entities beneficially own approximately 49.4% of our outstanding common stock. Accordingly, Mr. and Mrs. Friedman are in a position to elect a number of the members of our Board of Directors and have substantial influence over our management and affairs. In addition, they effectively have veto power over a broad range of corporate actions requiring more than a simple majority vote presently contained in our Articles of Incorporation, including, without limitation, mergers, business combinations, change-in-control transactions, substantial asset sales, and other similar and extraordinary corporate transactions that can affect the value of our properties.

We have and continue to engage in transactions with related parties.

     We have engaged in the past, and continue to engage currently, in transactions with related parties. These related party transactions include ongoing financial arrangements with several members of our Board and senior management, including a $20.0 million unsecured line of credit facility extended to us by affiliates of Mr. and Mrs. Friedman, which was approved by our Board of Directors. In addition, Mr. and Mrs. Friedman have pledged shares of our common stock that they hold to secure two of our outstanding credit facilities, and we have agreed to indemnify them for any loss, cost or liability associated with the pledges.

You may be unable to pursue any legal claims against Arthur Andersen LLP, our former independent public accountants.

     This prospectus contains our audited consolidated financial statements for fiscal 2001, which were audited by Arthur Andersen LLP, our former independent public accountant. Arthur Andersen LLP has not reissued its audit report with respect to our consolidated financial statements included in this prospectus. Further, Arthur Andersen LLP has not consented to the inclusion of its audit report in this prospectus and will not consent to the inclusion of its audit report in any registration statement we may file with respect to the notes following the completion of this offering or in any other filings we may make with the SEC following this offering. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in the consolidated financial statements for fiscal 2001 that are included in this prospectus or that are included in any registration statement with respect to the notes following this offering. Even if you were able to assert such a claim, because Arthur Andersen LLP’s operations have ceased, there will likely be insufficient assets to satisfy claims made by investors or by us that might arise under federal securities laws or otherwise.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table presents the ratio of earnings to fixed charges for the periods indicated. The term “fixed charges” means the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. See Exhibit 12.1 to the registration statement of which this prospectus is a part.

	Nine Months Ended
	September 30,	For the Years Ended December 31,
	2004	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges(1)	1.34	0.70	0.94	0.94	1.19	1.30
Deficiency of earnings to fixed charges(1)	$—	$9,250	$1,595	$2,049	$—	$—

(1) Our pro forma ratios of earnings to fixed charges were 0.60x and 1.22x for the year ended December 31, 2003, and the nine months ended September 30, 2004, respectively. The pro forma deficiency of earnings to fixed charges for the year ended December 31, 2003, was $14,118.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of common stock issuable upon conversion of the notes.

PRICE RANGE OF CAPITAL STOCK AND DIVIDEND POLICY

     Our common stock is listed on the NASDAQ National Market System under the symbol “TARR.” The following table sets forth the high and low bid quotations of our common stock reported by the NASDAQ system for the periods indicated. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commissions, and may not necessarily represent actual transactions. The quotations have been restated to give effect to a 10% stock dividend paid in April 2002, a three-for-two stock split effective February 14, 2003, and a five-for four stock split effective January 15, 2004.

	2002		2003			2004		2005
	High	Low	High		Low	High	Low	High		Low
First quarter	$6.69	$6.25	$11.79		$8.05	$15.28	$13.00	$26.20	(b)	$17.85	(b)
Second quarter	$8.29	$6.62	$13.07		$10.47	$15.00	$12.80
Third quarter	$8.26	$7.65	$13.24		$11.18	$15.12	$12.40
Fourth quarter	$8.58	$7.81	$13.27	(a)	$11.78	$15.00	$12.90

(a) A bid of $21.56 was reported to NASDAQ by another market center during a one-second period on October 23, 2003. The highest trade on October 23, 2003 was $12.12.

(b) Through January 12, 2005.

     According to our transfer agent’s records, at January 14, 2005, our common stock was held by approximately 4,830 holders, including beneficial holders. On January 14, 2005, the closing price of our common stock was $25.13.

     We did not pay cash dividends to common stockholders in 2003 or 2002. In 2000, our Board of Directors discontinued cash dividends on our common stock. In December 2001, our Board authorized a 10% common stock dividend that was paid on April 26, 2002, to holders of record on April 15, 2002. In January 2003, our Board approved a three-for-two stock split effective February 14, 2003, and in December 2003, our Board approved a five-for-four stock split effective January 15, 2004.

CAPITALIZATION

     The following table sets forth our cash and capitalization as of September 30, 2004:

•	on an actual basis;

•	on an as-adjusted basis to reflect the application of the net proceeds of approximately $11.5 million from the sale by us of $12 million in the aggregate principal amount of notes in a follow-on transaction which closed on November 19, 2004:

     This table should be read in conjunction with our consolidated financial information, including the related notes, including in all documents incorporated by reference in this prospectus.

	As of September 30, 2004
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$17,867	$29,753

Debt:
Revolving facilities:
SouthTrust line of credit	$7,700	$7,700
Wachovia line of credit	—	—
GECC revolving credit facility	25,000	25,000
Regions line of credit	—	—
Line of credit with affiliates of William S. Friedman	749	749
Mortgage debt	478,514	478,514
Construction loans	277,507	277,507
% notes offered hereby	50,000	50,000
Other indebtedness	8,400	8,400

Total debt	847,870	859,870

Minority interest	21,882	21,882

Stockholders’ equity:
Common stock (15,377,760 shares outstanding)	126	126
10% cumulative preferred stock (753,333 shares outstanding)	8	8
Paid-in capital	352,498	352,498
Accumulated deficit	(180,022)	(180,022)
Treasury stock (6,197,445 shares)	(42,029)	(42,029)

Total stockholders’ equity	130,581	130,581

Total capitalization	$1,000,333	$1,012,333

DESCRIPTION OF THE NOTES

     The notes were issued under an indenture, as amended, among us and US Bank National Association, as trustee. The terms of the notes include those set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act. The following description is a summary of the material terms and provisions of the notes. This summary does not purport to be a complete description of the notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the indenture and the registration rights agreements relating to the notes. We urge you to read the indenture, the notes and the registration rights agreements in their entirety, because they, and not this description, define your rights as holders of the notes. You may request copies of these documents at our address shown under the caption “Incorporation of Documents by Reference.”

Brief Description of the Notes

     We initially issued notes in an aggregate principal amount of $50,000,000 on September 16, 2004. We also issued an additional $12,000,000 in aggregate principal amount of notes in a follow-on offering on November 19, 2004. The notes which mature on September 16, 2009, unless earlier converted or redeemed, are:

•	our senior unsecured obligations, ranking equally with all of our existing and future senior unsecured indebtedness (and effectively junior to secured debt to the extent such debt is fully secured) and senior in right of payment to any subordinated indebtedness, but as our indebtedness the notes are effectively subordinated to all current and future indebtedness, preferred stock and liabilities of our subsidiaries;

•	convertible into our common stock at an initial conversion price of $18.36 per share, which represents a conversion rate of 54.4662 shares per $1,000, subject to adjustment as described below under “Conversion Rights-Conversion Rate Adjustments;”

•	not redeemable prior to September 16, 2007;

•	on or after September 16, 2007 and before the maturity date, redeemable at our option, in whole or in part, upon not less than 30 days’ nor more than 60 days’ prior written notice, if such notice is given within 15 trading days after the end of any 30 consecutive trading day period in which the closing price of our common stock equals or exceeds 150% of the applicable conversion price for 20 out of those 30 consecutive trading days, for cash at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the redemption date, as set forth under “Optional Redemption by Tarragon;” and

•	subject to repurchase by us, at your option, if a fundamental change occurs, at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date, plus, under certain circumstances, a make-whole premium, which will be in an amount determined as set forth under “Fundamental Change Repurchase-Determination of the Make Whole Premium” and which will be payable in the form of our common stock or the same form of consideration into which our common stock has been converted in connection with such fundamental change, as set forth under “Fundamental Change Repurchase-Determination of the Make Whole Premium.”

     The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, prepaying subordinated indebtedness or issuing or repurchasing our other securities. In addition, the indenture does not protect you in the event of a highly leveraged transaction or a fundamental change of Tarragon except to the extent described below under “Fundamental Change Repurchase.”

     No sinking fund is provided for the notes. The notes are not subject to defeasance.

     The notes were issued only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount. There is no service charge for registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     You may present definitive notes for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City.

     Global notes will initially be held through the Depository Trust Company. For information regarding conversion, registration of transfer and exchange of global notes, see “Book Entry, Delivery and Form.”

Interest

     The notes bear interest from September 16, 2004 at the rate of 8% per year. Interest is payable semiannually in cash, in arrears, on March 15 and September 15 of each year to the holders of record at the close of business on the preceding March 1 and August 1, respectively, beginning March 15, 2005. There are two exceptions to the preceding sentence:

•	In general, we will not make a separate cash payment for accrued and unpaid interest or additional interest, if any, on any notes that are converted into our common stock. See “Conversion Rights.” If a holder of notes converts its notes after a record date for an interest payment but prior to the corresponding interest payment date, it will receive interest accrued and paid on these notes on the interest payment date, notwithstanding the conversion of these notes prior to such interest payment date, because that holder will have been the holder of record on the corresponding record date. But, at the time such holder surrenders these notes for conversion, it will be required to remit to us an amount equal to the interest that will be paid on the interest payment date. The preceding sentence does not apply to a holder which has delivered a notice of conversion to us with respect to notes, or which converts notes, after a record date for an interest payment date but prior to the corresponding interest payment date, if, prior to such conversion, we call such notes for redemption on a redemption date that is on or prior to the third business day after such interest payment date.

•	We will pay accrued and unpaid interest and additional interest, if any, to a person other than the holder of record on the record date if we redeem, or holders elect to require us to repurchase, the notes on a date that is after the record date and on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date to the same person to whom we will pay the principal of these notes.

     Except as provided below, we will pay interest on:

•	global notes to DTC in immediately available funds;

•	any definitive notes having an aggregate principal amount of $5.0 million or less by check mailed to the holders of these notes; and

•	any definitive notes having an aggregate principal amount of more than $5.0 million by wire transfer in immediately available funds if requested in writing by the holder of those notes at least two business days in advance of the relevant interest payment date.

     At maturity, we will pay interest on the definitive notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

     We will pay principal on:

•	the global notes to DTC in immediately-available funds; and

•	the definitive notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

     Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If an interest payment date falls on a day other than a business day, interest will be paid on the next succeeding business day.

Conversion Rights

General

     The notes are convertible into shares of our common stock, initially at the conversion price of $18.36 per share, equal to a conversion rate of approximately 54.4662 shares per $1,000 principal amount of notes, under the circumstances summarized below. The conversion rate (and therefore the conversion price) will be subject, however, to adjustment as described below under “Conversion Rate Adjustments.” We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in an amount equal to the market value of that fractional share based upon the market price of our common stock on the trading day immediately preceding the conversion date. You may convert notes only in denominations of $1,000 and whole multiples of $1,000.

     If you have exercised your right to require us to repurchase your notes as described under “Repurchase at Option of Holders,” you may convert your notes into our common stock only if you withdraw your notice of exercise of your repurchase right and convert your notes prior to the close of business on the applicable repurchase date.

Conversion Procedures

     Except as provided below, if you convert your notes into our common stock on any day other than an interest payment date, you will not receive any separate cash payment for interest that has accrued on these notes since the prior interest payment date. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the notes being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the converted notes. That is, accrued but unpaid interest (including additional interest) will be deemed to be paid in full rather than canceled, extinguished or forfeited.

     If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued and paid on such notes, notwithstanding the conversion of such notes prior to such interest payment date, because you will have been the holder of record on the corresponding record date. But, at the time of surrender of such notes for conversion, you will be required to pay us an amount equal to the interest that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply to a holder that converts, after a record date for an interest payment date but prior to the corresponding interest payment date, notes that we call for redemption prior to such conversion on a redemption date that is on or prior to the third business day after such interest payment date. Accordingly, if we call your notes for redemption in such circumstances and you choose to convert your notes, you will receive on the date that has been fixed for redemption the amount of interest you would have received if you had not converted your notes.

     You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any transfer tax or duties which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. If you convert any notes within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than yours unless the applicable restrictions on transfer have been satisfied. See “Transfer Restrictions.”

     Certificates representing shares of common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by you have been paid.

     To convert interests in global notes, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert definitive notes, you will be required to:

•	complete the conversion notice on the back of the notes (or a facsimile of it);

•	deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described in the second preceding paragraph; and

•	pay all transfer taxes or duties, if any, as described in the preceding paragraph.

     The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. We will deliver, or cause to be delivered, to you a certificate for the number of shares of common stock into which the notes are converted (and cash in lieu of any fractional shares) as soon as practicable on or after the conversion date.

Conversion Rate Adjustments

     We will adjust the initial conversion rate for certain events, including:

     (1) the issuance of shares of our common stock to holders of our common stock as a dividend or a distribution on our common stock, in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which is the sum of (a) the number of shares of our common stock outstanding at the close of business on the record date fixed for the dividend or distribution plus (b) the total number of shares constituting the dividend or distribution; and

•	the denominator of which is the number of shares of our common stock outstanding at the close of business on the record date fixed for the dividend or distribution;

     (2) subdivisions, splits and combinations of our common stock, in which event the conversion rate will be proportionately increased or reduced;

     (3) issuance by us of rights or warrants to all holders of our common stock entitling holders to subscribe for or purchase shares of our common stock (or securities convertible into our common stock) for less than (or having a conversion price per share less than) their current market price, in which event the conversion rate will he adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which is the sum of (a) the number of shares of our common stock outstanding at the close of business on the record date fixed for the distribution plus (b) the total number of additional shares of our common stock offered for subscription or purchase (or into which the convertible securities so offered are convertible); and

•	the denominator of which is the sum of (a) the number of shares of our common stock outstanding at the close of business on the record date fixed for the distribution plus (b) the total number of shares of our common stock that the aggregate offering price of the total number of shares offered for subscription or purchase (or the aggregate offering price of the convertible securities so offered) would purchase at the current market price;

     (4) distributions to all holders of our common stock of our assets, debt securities, shares of our capital stock or rights or warrants to purchase our securities (excluding (A) any dividend, distribution or issuance covered by clause (1) or (3) above, (B) any dividend or distribution in connection with a reclassification, change, consolidation, statutory share exchange, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the sixth succeeding paragraph, (C) any dividend or distribution paid exclusively in cash and covered by clause (5) below and (D) any distribution covered by clause (7) below), in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which is the current market price of a share of our common stock; and

•	the denominator of which is (a) the current market price of a share of our common stock minus (b) the fair market value of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock;

     (5) distributions by us consisting exclusively of cash to all holders of our common stock, in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which will be the current market price per share of our common stock, and

•	the denominator of which will be (a) the current market price per share of our common stock minus (b) the amount per share of such dividend or distribution; and

     (6) purchases of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration per share of our common stock that exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which is the sum of (a) the aggregate consideration paid in the tender offer and (b) the product of (X) the average of the last reported sale prices of our common stock for the 10 consecutive trading days commencing on the trading day next succeeding the date such tender or exchange offer expires and (Y) the number of shares of common stock outstanding immediately after the date such tender or exchange offer expires; and

•	the denominator of which is the product of (a) the average of the last reported sale prices of our common stock for the 10 consecutive trading days commencing on the trading day next succeeding the date such tender or exchange offer expires and (b) the number of shares of common stock outstanding immediately prior to the date such tender or exchange offer expires;

provided that, if the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made;

     (7) a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary, the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which is the sum of (a) the average of the closing sale prices of the capital stock or equity interests so distributed on the principal securities market on which such securities are then traded and (b) the average of the closing sale prices of our common stock on the principal securities market on which our common stock is then traded, in each case, for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend” trading commences for such dividend or distribution; and

•	the denominator of which is the average of the closing sale prices of our common stock on the principal securities market on which our common stock is then traded, in each case, for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend” trading commences for such dividend or distribution.

     “Current market price” on any date means the average of the closing prices per share of common stock (as adjusted) for the 10 consecutive trading days prior to such date.

     Our “market capitalization,” on any date, means the product of the current market price of our common stock as of the last time tenders could have been made pursuant to such tender offer multiplied by the number of shares of our common stock outstanding on such date.

     If rights or warrants for which an adjustment to the conversion rate has been made expire unexercised, the conversion rate will be readjusted to take into account the actual number of such rights or warrants which were exercised.

     If we were to issue rights pursuant to a rights plan, if holders of notes exercising the right of conversion attaching thereto after the date the rights separate from the underlying common stock are not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock received upon conversion, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date of such separation. If such an adjustment is made and the rights are later redeemed, invalidated or terminated, then a corresponding reversing adjustment will he made to the conversion rate on an equitable basis.

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate; provided that we will carry forward any adjustments that are less than 1% of the conversion rate, take such carried-forward adjustments into account in any subsequent adjustments, and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward or if we have called the notes for redemption.

     If we:

•	reclassify or change our common stock (other than changes in par value or resulting from a subdivision or combination); or

•	consolidate or combine with or merge into or are a party to a binding share exchange with any person or sell or convey to another person all or substantially all of our property and assets and the holders of our common stock receive (or the common stock is converted into) stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, then, the notes shall be converted into the kind and amount of shares of stock and other securities or property or assets that the holders of the notes would have been entitled to receive upon such reclassification, change, merger, consolidation, combination, sale, conveyance or share exchange. At the effective time of the transaction the holders of the notes may convert the notes into the consideration they would have received if they had converted their notes immediately prior to the reclassification, change, consolidation, combination, merger, sale or conveyance.

     We may not become a party to any such transaction unless its terms are consistent with the foregoing.

     In the event we elect to make a distribution described under (3), (4) or (7) of the first paragraph of this subsection “-Conversion Rate Adjustments,” which, in the case of (4), has a per share value equal to more than 5% of the closing price of our shares of common stock on the business day immediately preceding the declaration date for the distribution, we will be required to give notice to the holders of notes at least 20 days prior to the ex-dividend date for the distribution.

     In the case of any distribution described under (4) or (7) of the first paragraph of this subsection “-Conversion Rate Adjustments,” in which (a) the fair market value of such distribution applicable to one share of common stock equals or exceeds the average of the closing prices of the common stock over the 10 consecutive trading-day period immediately prior to the record date for such distribution or (b) the average of the closing prices of the common stock over the 10 consecutive trading-day period immediately prior to the record date for such distribution exceeds the fair market value of such distribution by less than $1.00, then, in each such case, rather than being entitled to an adjustment in the conversion rate, adequate provision shall he made so that each holder of a note shall have the right to receive upon conversion of a note, in addition to shares of our common stock, the kind and amount of such distribution such holder would have received if the holder had converted its notes immediately prior to the record date for determining the shareholders entitled to receive the distribution.

     If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion rate, you may in certain circumstances be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “Certain U.S. Federal Income Tax Considerations.”

     To the extent permitted by law, from time to time we may increase the conversion rate by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of the increase. We may also increase the conversion rate, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. In no event will we take any action that would require adjustment to the conversion rate, nor will we adjust the conversion rate, if such conversion rate adjustment would require us to issue, upon conversion of the notes, a number of shares of our common stock that would require us to obtain prior shareholder approval under the rules and regulations of the NASDAQ National Market, and, if applicable, the rules of the exchange or quotation system on which our common stock is then traded without obtaining such prior shareholder approval.

Optional Redemption By Tarragon

     Prior to September 16, 2007, the notes are not redeemable at our option. On or after September 16, 2007 and prior to the maturity date of the notes, we have the right, but not the obligation, upon not less than 30 days’ nor more than 60 days’ prior written notice to redeem the notes, in whole or in part, if such notice is given within 15 trading days after the end of any 30 consecutive trading day period in which the closing price of our common stock equals or exceeds 150% of the applicable conversion price for 20 out of those 30 consecutive trading days, for cash at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding the redemption date. If the redemption date is an interest payment date, we will pay the interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the redemption price.

     Any notes called for redemption shall continue to be convertible. Any notice of redemption shall include, among other things a statement regarding your right to convert the notes and the date by which the notes called for redemption may be converted.

     If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or by such other method that the trustee determines is fair and appropriate. If any notes are to be redeemed in part only, we will issue a new note in principal amount equal to the unredeemed principal portion thereof.

     If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

     We may not redeem the notes if we have failed to pay any interest on the notes, and such failure to pay is continuing.

Fundamental Change Repurchase

General

     If a fundamental change occurs, holders may require us to repurchase for cash all of their notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest (including additional interest) on those notes to, but excluding, the repurchase date, plus a make whole premium under the circumstances described below.

     A “fundamental change” will be deemed to have occurred when any of the following has occurred:

          (1) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act (other than the permitted holders), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

          (2) one or more permitted holders file a Statement on Schedule TO or a Statement on Schedule 13D (or any successors thereto) stating that they have become and actually are beneficial owners of our voting stock representing more than 80%, in the aggregate, of the voting power of all of our classes of voting stock entitled to vote generally in the election of the members of our board of directors; or

          (3) the first day on which a majority of the members of our board of directors are not continuing directors; or

          (4) the consolidation or merger of us with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

               (a) any transaction:

                    (i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

                    (ii) pursuant to which holders of our capital stock immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; or

               (b) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

     However, a fundamental change of the type described in clause (1) or (4) above will not entitle holders to require us to repurchase their notes if at least 90% of the consideration in the transaction or transactions constituting a fundamental change consists of shares of common stock traded or to be traded immediately following such fundamental change on a national securities exchange or the NASDAQ National Market and, as a result of the transaction or transactions, the notes become convertible solely into such common stock (and any rights attached thereto).

Certain Definitions

     “Beneficial ownership” shall be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act.

     The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) under the Exchange Act.

     “Continuing director” means, as of any date of determination, any member of the our board of directors who (1) was a member of the board of directors on the date of the indenture or (2) was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of the new director’s nomination or election.

     “Permitted holder” means William S. Friedman, Lucy N. Friedman, Ezra H. Friedman, Tanya E. Friedman, Gideon Z. Friedman, Samuel N. Friedman, Beachwold Partners LP, Tarragon Partners LP, Tarragon Capital Corporation, and any entity controlled by any of the foregoing.

     The definition of “fundamental change” includes a phrase relating to the conveyance, sale, transfer, lease or disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a fundamental change may have occurred and, accordingly, as to whether or not the holders of notes will have the right to require us to repurchase their notes.

Determination of the Make Whole Premium

     If a fundamental change occurs and more than 10% of the consideration in the transaction or transactions constituting a fundamental change consists of cash or property other than shares of common stock traded or to be traded immediately following such fundamental change on a national securities exchange or the NASDAQ National Market, we will pay a make whole premium to the holders of the notes in addition to the purchase price of the notes on the date of purchase.

     Prior to the maturity date of the notes, we will pay a make whole premium upon the repurchase of the notes because of the occurrence of a fundamental change. The make whole premium shall be determined by reference to the table below and is based on the date on which the fundamental change becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the transaction constituting the fundamental change. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the current market price (as defined above under “-Conversion Rights-Conversion Rate Adjustments”) of our common stock.

     We will pay the make whole premium solely in shares of our common stock (other than cash paid in lieu of fractional shares) or in the same form of consideration into which all or substantially all of the shares of our common stock have been converted in connection with the fundamental change. If holders of our common stock have the right to elect the form of consideration received in a fundamental change, then for purposes of the foregoing the consideration into which a share of our common stock has been converted shall be deemed to equal the aggregate consideration (of all types) distributed in respect of all shares of our common stock divided by the total number of shares of common stock participating in the distribution.

     The value of our shares for purposes of determining the make whole premium will be calculated as follows:

•	In the case of a fundamental change in which all or substantially all of the shares of our common stock have been converted as of the effective date into the right to receive securities or other assets or property, then the value of our shares will equal the value of the consideration paid per share, with the consideration valued as follows:

(a)	securities that are traded on an United States national securities exchange or approved for quotation on the NASDAQ National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on 98% of the average closing price or last sale price, as applicable, on the 10 trading days prior to but excluding the repurchase date,

(b)	other securities, assets or property (other than cash) which holders will have the right to receive will be valued based on 98% of the average of the fair market value of such securities, assets or property (other than cash) as determined by two independent nationally-recognized investment banks selected by the trustee, and

(c)	100% of any cash.

•	In all other cases, the value of our shares will equal 98% of the average of the closing price of our common stock on the 10 trading days prior to but excluding the repurchase date.

     Notwithstanding the foregoing, in no event shall the value of our common stock be less than 50% of the stock price used to determine the amount of the make whole premium.

     The following table sets forth the make whole premiums at the effective dates and stock prices indicated:

Make Whole Premium Upon Fundamental Change
(% of Principal Amount)

Effective Date	$13.60	$16.00	$18.00	$20.00	$22.00	$24.00	$26.00	$28.00
September 15, 2004	0.00	9.15	16.06	14.56	11.66	9.19	7.09	5.30
September 15, 2005	0.00	8.16	14.85	13.30	10.36	7.92	5.90	4.23
September 15, 2006	0.00	6.92	13.18	11.30	8.18	5.71	3.80	2.34
September 15, 2007	0.00	5.54	11.47	9.30	5.86	3.07	1.03	0.00
September 15, 2008	0.00	2.99	8.30	6.19	3.29	1.34	0.23	0.00
September 15, 2009	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

     The stock prices set forth in the first row of the table (i.e., the column headers), will be adjusted as of any date on which the conversion rate of the notes is adjusted, in accordance with “Conversion Rights-Conversion Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

     The exact stock price and effective date may not be set forth on the table. In such event:

•	If the stock price is between two stock prices on the table or the effective date is between two dates on the table, the additional premium will be determined by straight-line interpolation between additional premium amounts set forth for the higher and lower stock prices and the two dates, as applicable, based on a 365 day year.

•	If the stock price is greater than or equal to $29.00 (subject to adjustment), no additional premium will be paid.

•	If the stock price is less than or equal to $13.60 (subject to adjustment), no additional premium will be paid.

Repurchase Right Procedures

     Within 20 business days after the occurrence of a fundamental change, we must give notice to all holders of the occurrence of the fundamental change and of their resulting repurchase right. The repurchase date will be 20 business days after the date we give that notice. With respect to other repurchase rights, we are required to give notice 20 business days prior to any repurchase date to all holders. The notices will be delivered to the holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below.

     If holders have the right to cause us to repurchase their notes as described above, we will issue a press release through Dow Jones & Company, Inc., Business Wire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

     To elect to require us to repurchase notes, each holder must deliver the repurchase notice so that it is received by the paying agent no later than the close of business on the repurchase date and must state certain information, including:

•	the certificate numbers of the holders’ notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be repurchased by us pursuant to the applicable provision of the indenture.

     A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state certain information, including:

•	the principal amount of notes being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount, if any of the notes that remain subject to the repurchase notice.

     The Exchange Act requires the dissemination of certain information to securityholders and that an issuer follow certain procedures if an issuer tender offer occurs, which may apply if the repurchase rights summarized above become available to holders of the notes. In connection with any offer to require us to repurchase notes as summarized above we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule or form under the Exchange Act.

     Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

     If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

     We may, to the extent permitted by applicable law and the agreements governing our other debt, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any notes so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

Limitations on Repurchase Rights

     The repurchase rights described above may not necessarily protect holders of the notes if a highly leveraged or another transaction involving us occurs that may adversely affect holders.

     Our ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of our existing or future debt. Further, we cannot assure you that, in that event, we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under our other debt. In addition, our ability to repurchase notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and other provisions in the agreements governing our other debt. See “Risk Factors-Risks Related to the Securities Offered and Our Capital Structure-We may not be able to fulfill our repurchase obligations in the event of a fundamental change.”

     The fundamental change repurchase provision of the notes may, in certain circumstances, make more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by means of a merger, tender offer solicitation or otherwise or by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in convertible securities similar to the notes.

Covenant Regarding Borrowing Availability

     There must be available for borrowing in margin accounts at one or more broker dealers registered under the Exchange Act a number of shares of our common stock equal to the “required availability.” If such availability does not exist, an “availability default” will occur.

     The “required availability” shall, as of any date of determination, be equal to 550,000 (as such number may be adjusted for stock dividends, splits, subdivisions and combinations of our common stock) times a fraction, the numerator of which is the aggregate principal amount of notes outstanding as of the date of determination and the denominator of which is $50,000,000.

     We are required to notify the trustee in writing promptly in the event we determine that there is an availability default, and we are required to produce an officer’s certificate to the effect that no availability default exists, upon request by either the trustee or holders of not less than 25% of the outstanding notes. During any period in which there is an availability default, we will pay additional interest on the notes (but not any common stock into which the notes are converted) at an annual rate equal to (x) 0.50% for the first 90 days such availability default exists plus (y) an additional 0.50% for each period of 90 days in excess of that first 90 days such availability default exists. Such additional interest will not in any case exceed an annual rate of 2.0%. Such additional interest will be suspended during any period when no availability default exists. For purposes of calculating the additional interest payable during the existence of an availability default, the number of days of availability defaults will be cumulative and will not be reset for each period of availability defaults.

     This covenant shall terminate on the earlier to occur of (1) the date on which there are no longer any notes outstanding and (2) 30 calendar days after the date on which there shall have been sold, since the date the notes are issued, in one or more “qualified public offerings,” at least 3.0 million additional shares of our common stock (as such number may be adjusted for stock dividends, splits, subdivisions and combinations of our common stock), after deducting any repurchases of common stock by us or any of our affiliates after the initial closing date.

     A “qualified public offering” means a primary public offering by us or a secondary public offering by a permitted holder of our common stock (other than shares issuable upon conversion of the notes) that is registered under the Securities Act (other than an offering registered on Form S-4 or Form S-8 or otherwise relating to our employee benefit plans).

Consolidation, Merger And Assumption

     The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets taken as a whole, to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	that person assumes all of our obligations under the indenture and the notes; and

•	we or such successor are not then or immediately thereafter in default under the indenture and no event which, after notice or lapse of time, would become an event of default under the indenture, shall have occurred and be continuing.

     Upon any consolidation, merger, transfer, sale, lease or disposition of all or substantially all of our properties and assets to another person that is permitted by this covenant, that successor person shall succeed to and be substituted for us and may exercise our rights and powers in the indenture and the notes as if such person had been named as us in those instruments, and after the completion of such a transaction, we will be relieved of all obligations and covenants under the indenture and the notes.

     This “Consolidation, Merger and Assumption” covenant will not apply to a merger of us with an affiliate solely for the purpose of reincorporating us in another jurisdiction.

     The covenant described above includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a fundamental change may have occurred and, accordingly, as to whether or not the holders of notes will have the right to require us to repurchase their notes.

Events of Default

     Each of the following constitutes an event of default under the indenture:

•	our failure to convert notes into shares of our common stock upon exercise of a holder’s conversion right;

•	our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

•	our failure to pay an installment of interest (including additional interest) on any of the notes for 30 days after the date when due;

•	our failure to provide notice of the occurrence of a fundamental change on a timely basis;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture (other than the covenant described under “Covenant Regarding Borrowing Availability”) for a period of 30 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our default under any indebtedness for money borrowed (other than non-recourse indebtedness) by us or any of our “significant subsidiaries”, the aggregate outstanding principal amount of which is in an amount in excess of $10.0 million, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding, which default:

(a)	is caused by a failure to pay when due principal or interest on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged; or

(b)	results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded or annulled;

•	one or more judgments or orders that exceed $10.0 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against us or any subsidiary, and such judgments or orders have not been satisfied, stayed, annulled or rescinded within 60 days after being entered;

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our significant subsidiaries.

     The indenture provides that the trustee will, within 10 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

     If an event of default specified in the last clause above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to the last clause above (the default not having been cured or waived as provided under "-Modifications and Amendments” below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued and unpaid interest and additional interest, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

     “Significant subsidiary” means any subsidiary of ours that is a “significant subsidiary” as defined in Rule 405 of the Securities Act or any group of subsidiaries that, taken as a whole, would constitute such a significant subsidiary.

     “Subsidiary” means with respect to any person or entity, any corporation, limited liability company, partnership, association or other business entity that is or is required to be consolidated in the consolidated financial statements of such person or entity in accordance with accounting principles generally accepted in the United States.

Modifications And Amendments

Changes Requiring Approval of Each Affected Holder

     The indenture, including the terms and conditions of the notes, may not be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

•	change the maturity of the principal of or the date any installment of interest is due on any notes;

•	reduce the principal amount of repurchase price or redemption price of or interest on any notes (including any applicable premium or make whole amount);

•	subordinate the notes or the indenture in right of payment to any other indebtedness;

•	change the currency of payment of such notes or interest thereon;

•	alter the manner of calculation or rate of accrual of interest or additional interest on any notes or extend the payment of any such amount;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any notes;

•	modify the covenant described under “-Covenant Regarding Borrowing Availability;”

•	adversely affect the right of holders to convert the notes or reduce the number of securities or amount of cash or other assets to be received upon conversion of the notes;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of notes or reduce the number of securities or amount of cash or other assets to be received upon redemption of the notes other than as provided in the indenture; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Changes Requiring Majority Approval

     Except as otherwise provided in respect of changes requiring the approval of each affected holder and changes requiring no approval, the indenture, including the terms and conditions of the notes, may be modified or amended either:

•	with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding; or

•	by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the notes represented at such meeting.

Changes Requiring No Approval

     The indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding covenants or events of default for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us or our subsidiaries;

•	providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation or conveyance, sale, transfer or lease of all or substantially all of our assets;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of notes (after taking into account tax, regulatory and other consequences of such reduction);

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, provided that such modification or amendment does not, in the good faith opinion of our board of directors, does not adversely affect the interests of the holders of notes;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture, provided that such modification or amendment does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes; or

•	adding guarantees or security with respect to the notes or the indenture.

Governing Law

     The indenture and the notes are governed by, and will be construed in accordance with, the laws of the State of New York, without giving effect to conflicts of laws principles thereunder that would indicate the applicability of the laws of any other jurisdiction.

Information Concerning The Trustee And The Transfer Agent

     US Bank National Association, as trustee under the indenture, has also been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. The trustee and transfer agent or its respective affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Rule 144A Information

     We will furnish to the holders, beneficial holders and prospective purchasers of the notes or the common stock into which the notes are convertible, upon their request, the information required by Rule 144A(d)(4) under the Securities Act until such time as these securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

Book Entry, Delivery and Form

     The notes were issued in the form of one or more global notes held in book-entry form. We have deposited the global notes with the trustee as custodian for The Depository Trust Company, or DTC, and registered the global notes in the name of Cede & Co., as DTC’s nominee. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Such interests may not be exchanged for certificated securities except in certain limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the notes, in accordance with the procedures and practices of DTC. If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on proper forms and procedures for submitting this request.

Registration Rights

     We have entered into registration rights agreements with the initial purchaser, pursuant to which we have, at our expense, for the benefit of the holders of the notes, filed a shelf registration statement with the SEC, of which this prospectus is a part, covering the resale of the notes and the shares of common stock issuable upon conversion of the notes. We will use reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act, and to keep the shelf registration statement effective until all of the registrable securities have been sold pursuant to the shelf registration statement or the expiration of the required holding period under Rule 144(k) under the Securities Act, or any successor provision, whichever is sooner.

     We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed an aggregate of 60 days in any 12-month period.

     We will pay predetermined liquidated damages if the shelf registration statement is not made effective or if the prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.50% for the first 90 days and 0.50% thereafter for each succeeding period of 90 days, of the aggregate principal amount of the notes outstanding until the registration default is cured and in no case to exceed an annual rate of 2.0% of the aggregate principal amount of the notes outstanding; and

•	on the common stock received upon conversion of notes, at an annual rate per share of common stock equal to 0.50% for the first 90 days and 0.50% thereafter for each succeeding period of 90 days, of an amount equal to $1,000 divided by the conversion rate during such periods, in no case to exceed an annual rate of 2.0% until the registration default is cured.

     A holder who elects to sell registrable securities pursuant to the shelf registration statement must:

•	be named as a selling stockholder in this prospectus or a prospectus supplement;

•	deliver a prospectus to purchasers as required by applicable securities laws; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

     In order to be listed as a selling securityholder in a prospectus supplement after the effectiveness of the shelf registration statement, you must complete and deliver a Selling Securityholder questionnaire to us. A copy of the questionnaire is available upon request. Upon our receipt of a completed questionnaire, together with any other information we may reasonably request, we will, within five business days, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days after the filing. If you do not complete and deliver a questionnaire or provide the other information we may request, you will not be named as a selling stockholder in the prospectus and are not permitted to sell your registrable securities pursuant to the shelf registration statement.

     This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a form of which is available upon request to us. In addition, the information set forth above concerning certain interpretations of and positions taken by the staff of the SEC is not intended to constitute legal advice, and prospective investors should consult their own legal advisors with respect to such matters.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of special stock, par value $0.01 per share. Under our Articles of Incorporation, “special stock” is the functional equivalent of preferred stock. Our Board of Directors designated 2,500,000 shares of special stock as the series of 10% Cumulative Preferred Stock on May 1, 2000.

     As of September 30, 2004, we had outstanding 15,377,760 shares of our common stock, and 753,333 shares of our 10% Cumulative Preferred Stock. We also had outstanding options covering a total of 2,792,659 shares of common stock held by to our officers,, directors and employees, and we have granted a put option to an unaffiliated third party covering up to 100,000 shares of our common stock.

     The Transfer Agent and Registrar for our common stock and our 10% Cumulative Preferred Stock is American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005.

10% Cumulative Preferred Stock

Dividends

     Holders of the 10% Cumulative Preferred Stock are entitled to receive, when and as declared by our Board of Directors out of the funds legally available for such purpose, cumulative annual dividends of $1.20 per share. Dividends are payable quarterly. Accrued but unpaid dividends do not compound.

Redemption

     The 10% Cumulative Preferred Stock may be redeemed in whole or in part, at our option, from and after June 30, 2003 at a redemption price of $12.00 per share, together with all accrued but unpaid dividends to the date of redemption, plus a premium starting at $0.50 per share and reducing annually thereafter by $0.10 per share per year. There is no mandatory redemption and we are not required to maintain any “sinking fund” for the retirement of the 10% Cumulative Preferred Stock. We may not purchase or redeem shares of the 10% Cumulative Preferred Stock while there is any arrearage in payment of dividends on any other outstanding series of preferred stock.

Rights on Liquidation

     In the event of our liquidation, dissolution or winding up, the holders of the 10% Cumulative Preferred Stock will be entitled to a preferential payment of $12.00 per share, plus all accrued but unpaid dividends to the date of liquidation.

     The 10% Cumulative Preferred Stock will be preferred over common stock and all other shares junior to the 10% Cumulative Preferred Stock with respect to both dividends and distributions upon our liquidation, dissolution or winding up. So long as any shares of 10% Cumulative Preferred Stock remain outstanding, no dividend may be declared or paid and no other distribution may be made on the common stock or any other shares junior to the 10% Cumulative Preferred Stock except in shares junior to the 10% Cumulative Preferred Stock unless all accumulated dividends on the 10% Cumulative Preferred Stock have been paid and the current dividend paid or declared.

     The 10% Cumulative Preferred Stock ranks at parity as to dividends and upon liquidation, dissolution or winding up with all other shares of special stock issued by us. We may not issue any shares of special stock of any series which are superior to the 10% Cumulative Preferred Stock as to dividends or rights upon liquidation, dissolution or winding up as long as any shares of the 10% Cumulative Preferred Stock are issued and outstanding, without the prior written consent of the holders of a majority of the shares of 10% Cumulative Preferred Stock then outstanding, voting separately as a class.

Voting Rights

     The holders of our 10% Cumulative Preferred Stock do not have general voting rights. However, if at any time six quarterly dividends on the 10% Cumulative Preferred Stock are in arrears, in whole or in part, the holders of that series of stock are entitled to vote separately as a class to elect one director. Such director, if elected, will cease to serve when any dividend arrearages are paid.

Conversion

     Shares of 10% Cumulative Preferred Stock may not be converted into common stock or any of our other securities.

     A more detailed description of our 10% Cumulative Preferred Stock is set forth in a registration statement on Form S-4 filed with the SEC on March 22, 2000 (Registration No. 333-31424).

Common Stock

     Our common stock has no conversion, redemption, preemptive or subscription rights. Holders of our common stock are entitled to share, pro rata, in accordance with the number of shares held, any dividends that may be declared, from time to time, by our Board of Directors, after all current and accrued dividends have been paid, or declared and set apart for payment, in connection with any then outstanding series of special or preferred stock. All shares of our common stock presently issued and outstanding are fully paid and non-assessable.

Rights on Liquidation

     Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, after payment of all debts and liabilities and the amounts or preference, if any, for each outstanding share of special stock, all remaining assets, pro rata, in proportion to the number of shares of our common stock held by them.

Voting Rights

     Each share of our common stock is entitled to one vote for all purposes on all matters submitted to the stockholders. Our Articles of Incorporation do not authorize cumulative voting in the election of directors. Similarly, there are no redemption rights, sinking fund provisions or rights of conversion with respect to our common stock and holders of our common stock do not have any preemptive rights to acquire additional shares of common stock.

Provisions Of Our Governing Instruments Which Affect The Capital Stock

Classification of the Board of Directors

     Our Articles of Incorporation provide that the exact number of directors may be fixed or changed by the affirmative vote of a majority of the entire Board of Directors, from time to time, within the limits set by our Articles of Incorporation. Any vacancy on our Board of Directors may be filled by a vote of the majority of the directors then in office or by a sole remaining director. Directors are elected annually by a plurality of the votes at a meeting called for that purpose. Our Board is not presently “classified” (i.e., does not have classes of directors elected for staggered multi-year terms). Under Article Eleventh of our Articles of Incorporation, each director of the Board may be removed only by the affirmative vote of the holders of not less than two-thirds of the outstanding stock then entitled to vote for the election of such director.

Management Liability

     Under the Management Liability Provision contained in Article NINTH of our Articles of Incorporation, directors do not have personal liability to the Company or our stockholders for monetary damages for any breach of their fiduciary duties as directors (including, without limitation, any liability for gross negligence in the performance of their duties), except (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or

(ii) for the payment of dividends in violation of Nevada Revised Statutes (“NRS”) 78.300. The Management Liability Provision supplements indemnification rights afforded to our officers and directors under our Articles of Incorporation and Bylaws, which provide, in substance, that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the NRS and other applicable laws. See also “LIMITATION ON DIRECTOR’S LIABILITY” on page 18.

Shareholder Liability

     Although our Articles of Incorporation do not expressly limit stockholder liability, pursuant to Article 8, Section 3, of the Nevada constitution and Section 78.225 of the NRS, stockholders are not personally liable for the payment of a corporation’s debts, except to the extent a stockholder has not paid the consideration for which that stockholder’s shares were authorized to be issued or which was specified in a written subscription agreement between the corporation and the stockholder.

The Restrictions on Related-Party Transactions Provision

     Article FOURTEENTH of our Articles of Incorporation provides that we shall not, directly or indirectly, contract or engage in any transaction with any of our directors, officers or employees or any of our or their affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act, as amended) unless all material facts as to the relationships between and financial interest of the relevant individuals or entities in and to the contract or transaction are disclosed to or are known by the Board of Directors or the appropriate Board committee and the Board of Directors or the appropriate committee determines that such contract or transaction is fair to the Company and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of the independent directors entitled to vote thereon. Article FOURTEENTH defines an “independent director” as one who is not an officer or employee of the Company.

     Article FOURTEENTH does not supplant Nevada law regarding related-party transactions; rather, it provides additional protections. Under the NRS, a contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested, is not void or voidable solely for this reason, or solely because the director or officer is present at the meeting of the board of directors which authorizes or approves the contract or transaction, or because the vote or votes of common or interested directors are counted for that purpose, provided that one of the following four requirements is met:

          (i) The fact of the common directorship, office or financial interest is disclosed or known to the board of directors or committee and noted in the minutes, and the board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of the common or interested director or directors.

          (ii) The fact of the common directorship, office or financial interest is disclosed or known to the stockholders, and they approve or ratify the contract or transaction in good faith by a majority vote of stockholders holding a majority of voting power. The votes of the common or interested directors or officers must be counted in any such vote of stockholders.

          (iii) The fact of the common directorship, office or financial interest is not disclosed or known to the director or officer at the time the transaction is brought before the board of directors of the corporation for action.

          (iv) The contract or transaction is fair as to the corporation at the time it is authorized or approved.

Stockholder Management Relations

     The Consent Provision

     Article EIGHTH of our Articles of Incorporation provides that stockholders may act without a duly called annual or special meeting by written consent setting forth the action to be taken and signed by stockholders having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voting. Under the NRS, unless otherwise provided in a corporation’s articles of incorporation, any action which is required or permitted to be taken at an annual or special meeting of stockholders may instead be taken without a meeting if a written consent setting forth the action to be taken is signed by stockholders holding at least a majority of the voting power, or of such greater proportion as is required for such action.

     The Stockholder Meeting Provision

     The Stockholder Meeting Provision, also set forth in Article EIGHTH of our Articles of Incorporation, provides that subject to the rights of the holders of any series of preferred stock, stockholders may not by themselves call a special meeting of stockholders. Special meetings of stockholders may only be called by the Board, the Chairman of the Board or the President. The Stockholder Meeting Provision could have the effect of inhibiting stockholder actions that require a meeting of stockholders unless the Board, its Chairman or the President calls such a meeting.

     Other Provisions Regarding Stockholder-Management Relations

     Our Bylaws provide, among other things, that any stockholder entitled to vote in the election of directors of the Board generally may nominate one or more persons for election as directors at a meeting only if such stockholder gives not fewer than 35, nor more than 60, days’ prior written notice of intent to make such nomination or nominations to the Secretary (or, if fewer than 45 days’ notice or prior public disclosure of the meeting date is given or made to stockholders, not later than 10 days following such notice or disclosure). The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the procedure set forth in our Bylaws, which is referred to herein as the “Nomination Provision.”

     Although the Nomination Provision does not give the Board any power to approve or disapprove of stockholder nominations for the election of directors, the Nomination Procedure may have the effect of precluding a nomination for the election of directors at a particular annual meeting if the proper procedures are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

     Our Bylaws also provide that, in addition to any other applicable requirements, for business not specified in the notice of meeting or brought by or at the direction of the Board of Directors to be properly introduced by a stockholder, the stockholder must give not fewer than 35, nor more 60, days’ prior notice to the Secretary (or if fewer than 45 days’ notice or prior public disclosure of the meeting date is given or made to stockholders, not later than 10 days following such event). This provision does not preclude discussion by any stockholder of business properly brought before any meeting. Although this “Stockholder Proposal Provision” does not give our Board of Directors or the Chairman of the meeting any powers to approve or disapprove such matters, it may have the effect of precluding the consideration of matters at a particular meeting if the proper procedures are not followed.

The Business Combination Provision

     Article TENTH of the Articles of Incorporation is designed to encourage companies interested in acquiring us to negotiate with the Board and to give greater assurance to our stockholders that they will receive fair and equitable treatment in the event of a “Business Combination” (as defined below) involving the Company with, or proposed by or on behalf of “Interested Stockholders” (as defined below) or certain related parties.

     Under Article TENTH of our Articles of Incorporation, a Business Combination with, or proposed by or on behalf of, any Interested Stockholder or any affiliate or associate (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act) of any Interested Stockholder or any person who thereafter would be an affiliate or associate of any Interested Stockholder would require approval by the affirmative vote of not less than 66 2/3% of the votes entitled to be cast on such transaction by the holders of all shares of our voting stock then outstanding (the “Voting Stock”), voting together as a single class, excluding shares beneficially owned by such Interested Stockholders. However, the two-thirds affirmative vote of stockholders is not required if a majority of the members of the Board or, in the case of such Business Combination involving any affiliate, a majority of the Board including a majority of the independent members of the Board , approves the Business Combination prior to the date on which the Interested Stockholder became the beneficial owner of 20% or more of our shares (the “Acquisition Date”). If such prior Board approval is obtained, the Business Combination will be subject to the applicable voting requirement under the NRS. Presently, for most types of Business Combination transactions on which a stockholder vote would be required, the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the matter (including shares beneficially owned by the Interested Stockholder) is required. If the two-thirds vote required by the Business Combination Provision is obtained in connection with a particular proposed Business Combination, approval of a majority of the Board will not be necessary. Under certain circumstances a Business Combination will be presumed to be proposed by or on behalf of an Interested Stockholder unless a majority of the members of the Board determines otherwise.

     Our Common Stock is listed on the NASDAQ National Market which also has certain rules applicable to us. These rules require prior stockholder approval as a prerequisite to the NASDAQ National Market approval of applications to list additional shares where such shares are to be issued in any transaction or series of related transactions (i) as sole or partial consideration for an acquisition of the stock or assets of another company (a) if any individual director, officer or substantial stockholder of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction and the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 5% of more; or (b) where the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 20% or more; (ii) in connection with (a) the sale or issuance of common stock (or securities convertible into common stock) at a price less than the greater of book or market value which together with sales by officers, directors or principal stockholders of the company equal 20% or more of presently outstanding common stock or (b) the sale or issuance by the company of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock; or (iii) the net effect of which is that a listed company is acquired by an unlisted company even though the listed company is the nominal survivor.

     An “Interested Stockholder” is defined in the Business Combination Provision to include any person who (i) is or has announced or publicly disclosed a plan or intention to become the Beneficial Owner of 20% or more of the Voting Stock or (ii) is an affiliate or associate of the Company and at any time within the two?year period immediately prior to the date in question was the Beneficial Owner of 20% or more of the Voting Stock. A person is the “Beneficial Owner” of Voting Stock that such person and certain related parties, directly or indirectly, own or have the right to acquire, hold, vote or dispose of. The Company, any of our subsidiaries and certain profit-sharing and employee-benefit plans are among the entities specifically excepted from the definition of “Interested Stockholder.”

     A “Business Combination” includes the following transactions with, or proposed by or on behalf of, any Interested Stockholder or certain related parties: (i) a merger or consolidation of the Company or any subsidiary with an Interested Stockholder or certain related parties; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Company or a subsidiary of any assets or securities to an Interested Stockholder or certain related parties, or any other arrangement with or for the benefit of an Interested Stockholder or any such related party (including investments, loans, advances, guarantees, extensions of credit, security interests and joint venture participation) that (except in certain circumstances), together with all other such arrangements (including all contemplated future events), involve assets or securities having a value (or involving aggregate commitments) of $5 million or more or constitute more than 5% of the book value of the total assets (in the case of transactions involving assets or commitments other than capital stock) or 5% of the stockholders’ equity (in the case of transactions in capital stock) of the entity in question, as reflected in the most recent fiscal year-end consolidated balance sheet of such entity existing at the time the stockholders of the Company would be required to approve or authorize such transaction; (iii) the adoption of any plan or proposal for the liquidation or dissolution of the Company; (iv) any reclassification of securities recapitalization, merger with a subsidiary or other transaction which has the effect, directly or indirectly, of increasing an Interested Stockholder’s proportionate share of the outstanding capital stock of the Company or a subsidiary; or (v) any agreement or arrangement providing for any one or more of the actions specified in the foregoing clauses (i) through (iv).

     By providing that the two-thirds vote requirement would not be invoked if a majority of the Board approves a Business Combination prior to the Acquisition Date, the Business Combination Provision is intended to encourage companies interested in acquiring the Company to negotiate in advance with the Board. The Business Combination Provision may discourage attempts to take over the Company by a principal stockholder. By requiring a two-thirds vote of stockholders other than the relevant Interested Stockholder to approve a Business Combination not approved by the Board, the Business Combination Provision may enable a minority of the stockholders to prevent consummation of a Business Combination. To the extent that the Business Combination Provision discourages tender offers or the accumulation of our common stock by a third party, stockholders may be deprived of higher market prices for their stock which may result from such events.

     Article TENTH effectively allows the Board to waive the requirement that any Business Combination with, or proposed by or on behalf of, any Interested Stockholder requires the approval of not less than two-thirds of the votes cast by the holders of all shares of Voting Stock (excluding Voting Stock owned by such Interested Stockholder). If a majority of the members of the Board or, in the case of Business Combination involving any affiliate or the Company, a majority of the Board including a majority of the members of the Board of Directors who at the time are neither officers or employees of the Company, approves such Business Combination prior to the Acquisition Date, such Business Combination requires only such affirmative vote, if any, as is required by applicable law or by any other provision of our Articles of Incorporation or Bylaws or by any agreement with any national securities exchange.

     The NRS imposes generally similar restrictions upon certain business combinations with interested stockholders of a Nevada corporation, but, among other differences, the NRS defines the terms “business combination” and “interested stockholder” differently and, unlike Article TENTH of the Articles of Incorporation, Nevada law subjects certain business combinations with interested stockholders to a three-year moratorium unless specified conditions are met. In Article TENTH of our Articles of Incorporation we have expressly elected not to be governed by NRS statutes governing business combinations with interested stockholders (NRS Sections 78.411 through 78.444, inclusive) and acquisitions of a controlling interest (NRS Sections 78.378 through 78.3793, inclusive).

The Evaluation Provision

     Article TWELFTH of our Articles of Incorporation permits the Board to take into account all factors it deems relevant in evaluating, among other things, tender offers, proposals of business sales or combinations and proposals for corporate liquidation or reorganizations, including the potential impact of any such transaction on our creditors, partners, joint venturers, other constituents and the communities in which its’ offices, other establishments or investments are located (collectively, “Non-Stockholder Constituencies”).

     Consideration of the effect of a business combination proposal on our Non-Stockholder Constituencies may help to maintain or improve our financial condition and, as a result, confer related benefits upon our stockholders. However, because this “Evaluation Provision” allows the Board to consider numerous judgmental or subjective factors affecting such a proposal, including certain non-financial matters, their consideration may lead the Board to oppose a transaction that, as an exclusively financial matter, may be attractive to stockholders.

     The NRS expressly provides that in evaluating acquisition proposals, directors may consider certain interests of Non-Stockholder Constituencies including (i) the interests of the corporation’s employees, suppliers, creditors and customers; (ii) the economy of the state and nation; (iii) the interests of the community and of society; and (iv) the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Amendment Provisions

     The Bylaw Amendment Provision and the Articles of Incorporation Amendment Provision (each discussed below) generally require a super-majority vote for changes in our governing documents submitted to stockholders.

Although these provisions may have a deterrent effect on some potential acquisitions of the Company, thus serving to entrench current management, they are designed primarily to ensure that an acquiror cannot circumvent the acquisition safeguards contained in our governing documents.

     The Bylaw Amendment Provision. Article SEVENTEENTH of our Articles of Incorporation expressly authorizes our Board to make, adopt, alter, amend, change or repeal our Bylaws. This “Bylaw Amendment Provision” further states that our stockholders may not make, adopt, alter, amend, change or repeal our Bylaws except upon the affirmative vote of holders of not less than 75% of the outstanding stock entitled to vote thereon. This super-majority voting provision could enable holders of only 26% of our common stock to prevent holders of a substantial majority of the common stock who do not approve of certain provisions of the Bylaws from amending or repealing such provisions. In this regard, it should be noted that certain directors, executive officers of and persons and entities with which they are affiliated have collective beneficial ownership of 45% of our outstanding stock as of March 31, 2003. The Bylaw Amendment Provision helps to ensure continuity with respect to the management of our day-to-day operations, but it may also prevent a purchaser who acquires a majority of the shares of our common stock from adopting Bylaws that are not in the best interest of the minority stockholders or repealing Bylaws that are in such stockholders’ interest.

     The Articles of Incorporation Amendment Provision. Article SEVENTEENTH of the Articles of Incorporation requires the affirmative vote of at least 75% of the outstanding stock entitled to vote thereon to alter, amend or repeal the Bylaw Amendment Provision, Consent Provision, Stockholder Meeting Provision, Business Combination Provision, Director Removal Provision, Evaluation Provision and Articles of Incorporation Amendment Provision, unless a majority of the Board approves such alteration, amendment or repeal.

     This “Articles of Incorporation Amendment Provision” makes it more difficult for stockholders to make changes in our Articles of Incorporation, including changes designed to enable holders of a majority of our common stock to obtain control over the Company. However, the Articles of Incorporation Amendment Provision may help protect minority stockholders from disadvantageous changes supported by less than a substantial majority of other stockholders.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain United States federal income tax consequences that may be relevant to an investment in the notes and the common stock into which the notes may be converted. This summary does not purport to be a complete analysis of the potential tax considerations that you may need to consider before investing based on your particular circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income tax consequences to a holder that are materially different from those described below. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the tax consequences discussed in this offering circular. Consequently, the IRS may disagree with or challenge any of the tax consequences discussed in this offering memorandum.

     This summary applies to you only if you hold the notes and common stock as capital assets within the meaning of the Code. This summary does not discuss any estate, gift, state, local or foreign tax law considerations. This summary does not address all of the tax consequences that may be relevant to all categories of investors, some of which may be subject to special rules, such as: insurance companies, banks or other financial institutions, dealers and certain traders in securities or currencies, tax-exempt organizations, regulated investment companies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, real estate investment trusts, grantor trusts, certain former citizens or residents of the United States, persons whose “functional currency” is not the U.S. dollar, persons who hold the notes and common stock as part of a “hedge,” “straddle,” “conversion” or similar transaction, and persons subject to the alternative minimum tax. In addition, this summary deals only with notes acquired in this offering at their original issue price within the meaning of Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the notes, including application of the “market discount” and “acquisition premium” rules. PERSONS CONSIDERING THE PURCHASE OF THE NOTES ARE URGED TO CONSULT

THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

     As used herein, the term “U.S. Holder’’ means a beneficial owner of notes or common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S. or of any state thereof (including the District of Columbia);

•	an estate, income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (A) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust; or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury Regulations.

     As used herein, the term “Non-U.S. Holder’’ means a beneficial owner of notes or common stock that is not a U.S. Holder. If a partnership or other pass-through entity holds notes or common stock, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner in or owner of a partnership or other pass-through entity that is considering holding our notes or common stock, you should consult your tax advisor.

Tax Consequences to U.S. Holders

Interest Income on the Notes

     U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes.

Constructive Dividends on the Notes

     If at any time we increase the conversion rate, either at our discretion or pursuant to the conversion rate adjustment provisions, the increase may be deemed to be the payment of a taxable dividend to a U.S. Holder. For example, an increase in the conversion rate in the event of distributions of our debt instruments, or our assets, or an increase in the event of certain cash dividends, generally will result in deemed dividend treatment to U.S. Holders, but an increase in the event of common stock dividends or the distribution of rights to subscribe for Common Shares generally will not.

Sale, Exchange, or other Disposition of the Notes

     Upon a sale, exchange or disposition of a note other than a conversion of the note into common stock, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or disposition (not including any amount attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary income) and such U.S. Holder’s adjusted tax basis in the note. The amount realized by the U.S. Holder will include the amount of cash and the fair market value of any other property received for the note. A U.S. Holder’s adjusted tax basis in a note will generally be equal to such U.S. Holder’s purchase price for the note. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. Long-term capital gains of individual taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Conversion of the Notes for Common Stock

     A U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock, except that the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest as described under “Tax Consequences to U.S. Holders-Interest Income on the Notes,’’ above. If the U.S. Holder receives cash in lieu of a fractional share of common stock, however, the U.S. Holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The U.S. Holder would recognize capital gain or loss equal to the difference between the cash received and that portion of its basis in the common stock attributable to the fractional share. A U.S. Holder’s aggregate basis in its common stock will equal the U.S. Holder’s adjusted basis in the note, increased, for a cash method holder, by the amount of income recognized with respect to accrued interest. A U.S. Holder’s holding period for the common stock will include the period during which it held the note, except that the holding period of any common stock received with respect to accrued interest will commence on the date after conversion.

Taxation of Distributions on our Common Stock

     Distributions paid on our common stock received upon conversion of a note will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the U.S. Holder and taxable as ordinary income when received or accrued, in accordance with such U.S. Holder’s method of accounting. If a distribution exceeds current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in the common stock. Any remaining excess will be treated as a capital gain. If a U.S. Holder is a corporation, it generally would be able to claim a dividends received deduction equal to a portion of any dividends received, subject to customary limitations and conditions.

Sale or Other Disposition of our Common Stock

     Gain or loss realized by a U.S. Holder on the sale or other disposition of our common stock received upon a conversion of a note will generally be recognized as capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the U.S. Holder held the common stock for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the common stock disposed of and the amount realized on the disposition.

Information Reporting and Backup Withholding

     Information returns will be filed with the IRS and provided to U.S. Holders in connection with the payments on the notes or common stock and the proceeds from a sale or other disposition of the notes or common stock, unless an exemption is available. A U.S. Holder may be subject to United States backup withholding on these payments at the rates specified in the Code if it fails to provide an accurate taxpayer identification number and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided the required information is furnished to the IRS.

Tax Consequences to Non-U.S. Holders

     Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” persons eligible for benefits under income tax treaties to which the United States is a party and certain U.S. expatriates. All Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant for them.

Payment of Interest on the Notes

     Payments of interest on the notes to any Non-U.S. Holder will be exempt from U.S. federal income and withholding tax, provided that:

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest;

•	the certification requirement described below has been fulfilled with respect to the Non-U.S. Holder; and

•	such payments are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

     A Non-U.S. Holder that does not claim, or does not qualify for the benefit of this exemption may be subject to 30% United States federal withholding tax on interest payments made on a note. However, a Non-U.S. Holder may be able to claim the benefit of a reduced withholding tax rate under an applicable income tax treaty. The required information for claiming treaty benefits is generally submitted on Form W-8BEN.

     A Non-U.S. Holder may be exempt from United States federal withholding tax if such Non-U.S. Holder provides a properly completed Form W-8ECI (or other applicable form) stating that interest paid on a note is not subject to withholding tax because it is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States. In this case, such Non-U.S. Holder will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax) in the same manner as if it was a U.S. Holder. In addition, a Non-U.S. Holder that is a corporation may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such amount, subject to adjustments.

Sale, Exchange or Other Disposition of the Notes

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or other disposition of the notes, unless:

•	such holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	the holder is subject to special rules applicable to certain former citizens or former residents of the United States;

•	the holder is engaged in a trade or business in the United States and such gain is effectively connected with the conduct of such trade or business; or

•	the Foreign Investment in Real Property Tax Act, or “FIRPTA,” rules apply because: (i) our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the period during which you hold our common stock or the five-year period ending on the date on which you dispose of shares of our common stock; and (ii) assuming that our common stock constitutes a U.S. real property interest and is regularly traded on an established securities market for tax purposes, you held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

     The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or have been within the shorter of the five-year preceding such sale, exchange or disposition and the period the Non-U.S. Holder held the notes, a U.S. real property holding corporation (“USRPHC’’). In general, we would be a USRPHC if interests in U.S. real estate exceed 50% of our assets in U.S. and foreign real estate, and any other of our assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a U.S. real property holding corporation. However, since the determination of U.S. real property holding corporation status in the future will be based upon the composition of our assets from time to time and there are uncertainties in the application of certain relevant rules, we may become a U.S. real property holding corporation in the future.

Conversion of the Notes

     A Non-U.S. Holder generally will not recognize any gain or loss on converting a note into common stock. Any gain recognized as a result of the Non-U.S. Holder’s receipt of cash in lieu of a fractional share of common stock would also generally not be subject to U.S. federal income tax.

Dividends

     Dividends (and any constructive dividends resulting from certain adjustments to the conversion rate, see “Tax Consequences to U.S. Holders-Constructive Dividends on the Notes,’’ above) paid on our common stock will generally be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, subject to reduction or exemption under an applicable treaty, unless such Non-U.S. Holder is engaged in a U.S. trade or business and such dividends are effectively connected with the conduct of such trade or business. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S. are not subject to U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. See “Tax Consequences to U.S. Non-U.S. Holders-Payments of Interest on the Notes” above. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or any lower rate as may be specified in an applicable income tax treaty.

Sale or Exchange of Common Stock

     A Non-U.S. Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of our common stock received upon a conversion of a note, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S., in which case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation;

•	the Non-U.S. Holder is an individual and is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition and some additional conditions are met; or

•	the FIRPTA rules treat the gain as effectively connected with a U.S. trade or business.

     Individual Non-U.S. Holders who are subject to U.S. tax because the Non-U.S. Holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains, including gains from the sale of shares of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year, at a flat rate of 30%. Other Non-U.S. Holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the manner applicable to U.S. persons. In addition, if any of this gain is taxable because the FIRPTA rules apply, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

Information Reporting and Backup Withholding

     Information returns will be filed with the IRS and provided to each Non-U.S. Holder with respect to any payments on the notes or common stock that are subject to withholding or that are exempt from U.S. withholding tax pursuant to a tax treaty or other reason. Interest or dividends paid to a Non-U.S. Holder of our notes or common stock will generally be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption from withholding.

     The payment of proceeds from the disposition of our notes or common stock to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of the notes or common stock to or through a foreign office of a foreign broker will generally not be subject to information reporting or backup withholding.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides, on a timely basis, the required information to the IRS.

     THE ABOVE DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL INCOME TAX AND FEDERAL ESTATE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

SELLING SECURITYHOLDERS

     We originally issued $50 million aggregate principal amount of the notes on September 16, 2004. We issued an additional $12 million aggregate principal amount of the notes in a follow-on offering on November 19, 2004. The initial purchaser of the notes has advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed to be “qualified institutional buyers” as defined in Rule 144A of the Securities Act.

     Selling securityholders may from time to time offer and sell any or all of the notes and the shares of common stock issuable upon conversion of the notes, if issued, under this prospectus pursuant to existing registration rights conferred by the registration rights agreements dated as of September 16, 2004 and November 19, 2004, among us and Lazard Frères & Co. LLC, as initial purchaser. The following table sets forth information with respect to the selling securityholders and the principal amounts of the notes and numbers of shares of our common stock issuable upon conversion of the notes beneficially owned by each selling securityholder that may be offered under this prospectus. This table was derived from information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or our common stock issuable upon conversion of the notes. Because the selling securityholders may offer for sale all, none or some portion of the notes or our common stock, no estimate can be given as to the amount of the notes or our common stock that will be held by the selling securityholders after completion of any offering. Information about other selling securityholders may be set forth in prospectus supplements or amendments to this prospectus, as required.

     As used in this prospectus, the term selling securityholders includes their donees, pledgees, transferees and successors in interest. None of the selling securityholders have held any position, office, or other material relationship with us or our predecessors or affiliates within the past three years.

	Principal Amount of		Number of Shares of	Percentage of
	Notes Beneficially		Common Stock That	Common Stock
	Owned That May Be	Percentage of Notes	May Be	Outstanding
Name of Selling Securityholder	Sold	Outstanding	Sold(1)	(2)(3)
PNC Equity Securities Corp.	$3,500,000	5.65%	190,632	1.23%
Springhouse Capital, LP	5,750,000	9.27%	313,181	2.00%
AG Domestic Convertibles, L.P.(4)	5,000,000	8.06%	272,331	1.74%
AG Offshore Convertibles, Ltd.(4)	9,250,000	14.92%	503,813	3.18%
Highbridge International LLC(4)	8,000,000	12.90%	435,730	2.76%
Whitebox Convertible Arbitrage Partners LP	6,750,000	10.89%	367,647	2.34%
Whitebox Diversified Convertible Arbitrage Partners LP	1,250,000	2.02%	68,083	.44%
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	1,550,000	2.50%	84,423	.55%
Argent Classic Convertible Arbitrage Fund II, L.P.	30,000	.05%	1,634	.01%
Argent Classic Convertible Arbitrage Fund L.P.	280,000	.45%	15,261	.10%
Xavex Convertible Arbitrage 10 Fund	140,000	.23%	7,625	.05%
Corsair Capital Partners LP	1,531,800	2.47%	83,431	.54%
Corsair Capital Partners 100 LP	66,600	.11%	3,628	.02%
Corsair Capital Investors Ltd.	201,600	.33%	10,980	.07%
Corsair Long Short International Ltd.	160,000	.26%	8,715	.06%
Ore Hill Hub Fund, Ltd.	3,000,000	4.84%	163,399	1.05%
Millennium Partners, L.P.	40,000	.06%	2,179	.01%
Sunrise Partners Limited Partnership(4)	10,375,000	16.73%	565,087	3.55%
Linden Capital LP	3,875,000	6.25%	211,057	1.36%
Lazard Fréres & Co. LLC(5)	1,250,000	2.01%	68,081	.45%

	$62,000,000	100.00%	3,376,906	21.52%

(1)	Assumes conversion of all of the holder’s notes initially at a conversion price of $18.36 per share, which is equal to a conversion rate of 54.4662 shares of our common stock per $1,000 principal amount of the notes, subject to adjustment as described under “Description of the Notes-Conversion Rights-Conversion Rate Adjustments.”

(2)	Calculated based on 15,335,665 shares of our common stock outstanding as of December 6, 2004. In calculating this amount, we treated as outstanding that number of shares of our common stock issuable upon conversion of all of a particular selling securityholder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Does not include any shares of our common stock that any holders or their pledgees, donees, transferees or successors might beneficially own, other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(4)	Affiliate of a broker-dealer.

(5)	Broker-dealer.

PLAN OF DISTRIBUTION

     We are registering the notes and the shares of common stock issuable upon conversion of the notes pursuant to our agreement to register these securities in accordance with the terms of the registration rights agreements that we entered into with the initial purchaser of the notes. The registration of these securities does not necessarily mean that any of the securities will be offered or sold by the selling securityholders or their respective donees, pledgees, transferees or successors in interest under this prospectus.

     The selling securityholders, including any donee, pledgee, or other transferee who receives securities from a selling securityholder, may sell the notes and the common stock into which the notes are convertible directly to purchasers or to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the type of transaction involved.

     The notes and the common stock into which the notes are convertible may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions) (1) on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale, (2) in the over-the-counter market, (3) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (4) through the writing of options. In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers. Examples of hedging transactions include:

•	transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a selling stockholder and engage in short sales of our common stock under this Prospectus, in which case the other party may use shares of our common stock received from the selling stockholder to close out any short positions;

•	short sales of our common stock under this Prospectus and using shares of our common stock to close out any short position;

•	options, forwards or other transactions that require the selling stockholder to deliver, in a transaction exempt from registration under the Securities Act, our common stock to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a selling stockholder and publicly resell or otherwise transfer our common stock under this Prospectus; or

•	loans or pledges of our common stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus.

     The aggregate proceeds to the selling securityholders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our common stock is quoted on the NASDAQ Stock Exchange under the symbol “TARR.” The notes are currently eligible for trading in the PORTAL Market. However, we do not intend to list the notes for trading on any national securities exchange or on the NASDAQ Stock Exchange and can give no assurance about the development of any public trading market for the notes.

     In order to comply with the securities laws of certain states, if applicable, the notes and common stock into which the notes are convertible may be sold in such jurisdictions only through registered or licensed brokers or dealers. In additional, in certain states, the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale in such state or an exemption for such registration or qualification requirement is available and is complied with.

     Broker-dealers will receive commissions or other compensation from the selling securityholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the notes and/or the shares of common stock for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions and will be in amounts to be negotiated.

     The distribution of the notes and common stock covered by this prospectus may also be effected from time to time in one or more underwritten transactions at a fixed price or prices which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a “best efforts” or “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or from purchasers of the notes or common stock. Underwriters may sell the notes or common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there any underwriter or coordinating broker-dealer acting in connection with the proposed sale of notes or common stock by the selling securityholders.

     The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M. Sunrise Partners Limited Partnership and AG Offshore Convertibles, Ltd. have informed us that they are affiliates of broker-dealers, and, as a result, sales by these holders may be made as underwriters in connection with the sale of the notes and the underlying shares of common stock.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144S of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

     To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     The registration rights agreements that we entered into with the initial purchaser provide for cross-indemnification of the selling securityholders and us against certain liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling securityholders incident to the offering and sale of the notes and common stock covered by this prospectus, provided that each selling securityholder will be responsible for payment of commissions and discounts of underwriters, broker-dealers or agents.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the SEC covering the securities that may be sold under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, and we strongly urge you to read the registration statement in its entirety.

     We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You may obtain a copy of the registration statement or any other information we file with the SEC at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 as well as at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of these materials from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC web site at www.sec.gov.

     Our common stock is quoted on the NASDAQ National Market under the symbol “TARR” and the information that we file with the SEC may also be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, at 1735 K Street, Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information in this prospectus updates and supersedes information contained in documents incorporated by reference that we filed with the SEC before the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. To the extent that there is a discrepancy between a statement made in this prospectus or a document referred to in this prospectus, and a document that we subsequently file with the SEC, you should rely only on the statement contained in the later filed document.

     We incorporate by reference the following documents, which we have previously filed with the SEC (File No. 0-8003):

1.	Tarragon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

2.	Definitive Proxy Materials for the Annual Meeting of Stockholders held on June 14, 2004.

3.	Tarragon’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

     In addition, we incorporate by reference all documents which we file with the SEC after the date of this prospectus and prior to the termination of the offering of the securities described in this prospectus, pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934.

     Tarragon’s website address is www.tarragoncorp.com. Tarragon makes available, free of charge, on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC. You may also request a hard copy of our filings, at no cost to you, by writing or telephoning us at:

Tarragon Corporation
Attn: Investor Relations
1775 Broadway
23rd Floor
New York, NY 10019
Telephone: (212) 949-5000

     You are strongly urged to review the information and financial statements (including notes to financial statements) for Tarragon appearing in the documents that we have incorporated by reference in this prospectus.

LIMITATION ON DIRECTORS’ LIABILITY

     Our Articles of Incorporation and Bylaws provide for indemnification of our officers and directors to the fullest extent authorized or permitted by Chapter 78 of the Nevada Revised Statutes and other applicable laws.

     In general, Nevada law permits us to indemnify our officers and directors so long as they act in good faith and in a manner that they reasonably believe to be in, or not opposed to, our best interests.

     Under the Management Liability Provision of the Articles of Incorporation, our directors do not have personal liability to Tarragon or to you, its stockholders, for monetary damages for any breach of their fiduciary duties as directors (including, without limitation, any liability for gross negligence in the performance of their duties), except for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or for the payment of dividends in violation of NRS 78.300.

     By precluding personal liability for certain breaches of fiduciary duty, including grossly negligent business decisions made in connection with evaluating takeover proposals to acquire Tarragon, the Management Liability Provision supplements indemnification rights afforded under our Articles of Incorporation and Bylaws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Tarragon under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

     We are being advised on the legality of the securities registered by this prospectus by Prager, Metzger & Kroemer PLLC, Dallas, Texas. Prager, Metzger & Kroemer PLLC will rely as to all matters of Nevada law on Lionel, Sawyer and Collins, Las Vegas, Nevada.

EXPERTS

     The consolidated financial statements of Tarragon Corporation and its subsidiaries as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003, which appear in the Annual Report on Form 10-K of Tarragon Corporation for the year ended December 31, 2003 have been audited by Grant Thornton LLP, independent registered accounting firm, as set forth in their report included therein. Such consolidated financial statements are incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Tarragon and its subsidiaries for the period ended December 31, 2001, which also appear in our Annual Report on Form 10-K for the year ended December 31, 2003 were audited by Arthur Andersen LLP, independent certified public accountants. Representatives of Arthur Andersen LLP are not available to provide consents or respond to inquiries. Because Arthur Andersen LLP has not consented to the incorporation of their reports in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP that are incorporated by reference herein or any omissions to state a material fact required to be stated therein.

This Prospectus contains information concerning Tarragon Corporation. It does not contain all of the information set forth in the Registration Statement that we have filed with the Securities and Exchange Commission under the Securities Act of 1933.

     You should rely only on the information contained in this Prospectus, the Registration Statement, and the other documents we have incorporated by reference in this Prospectus. We have not authorized anyone to provide you with any additional or different information. The information contained in this Prospectus, and the other documents that we have referred you to, is full, complete and accurate as of the date of this Prospectus. However, because changes in our affairs may occur after this date, we cannot represent that this information remains accurate as of any subsequent date. This Prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

$62,000,000

Tarragon Corporation

8% Senior
Convertible Notes due 2009

Common Stock
(par value $0.01 per share)

PROSPECTUS

January 24, 2005